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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2005.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into the following Registration Statements of The Toronto-Dominion Bank:

  1.
  Form F-3 filed February 21, 2002;
  2.
  Form F-10 filed December 16, 2002;
  3.
  Form S-8 filed November 30, 2000;
  4.
  Form S-8 filed November 5, 2002, as amended on June 4, 2004

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: February 17, 2005
	By:	/s/ RASHA EL SISSI Name: Rasha El Sissi Title: Associate Vice President, Legal

THE TORONTO-DOMINION BANK

Notice of Annual Meeting of Common Shareholders

and Management Proxy Circular

March 23, 2005

Dear Shareholders,

As we celebrate our 150th year, please join us at our annual meeting of common shareholders at the Fairmont Château Laurier Hotel, 1 Rideau Street, Ottawa, Ontario on Wednesday, March 23, 2005 at 9:30 a.m. (Eastern Standard Time).

This Management Proxy Circular describes the business to be conducted at the meeting, as well as provides information on corporate governance and executive compensation at the Bank. We hope that you will take the time to read this circular in advance of the meeting as it provides background that will help you exercise your right to vote. Whether or not you attend the meeting in person, we would encourage you to vote as this is part of your rights as a shareholder. Instructions on the ways you can exercise your voting rights are found starting on page 1 of this circular.

If you are able to attend the meeting in person, there will be an opportunity to ask questions as well as to meet your fellow shareholders. If you are unable to attend, there are other ways that you can watch the meeting:

  •
  Webcast: We will provide live coverage of the meeting from our website at www.td.com.

  •
  Replay: A recorded version of the meeting will continue to be available on our website for several months following the meeting.

We look forward to hearing directly from shareholders at our meeting and hope that you will have the opportunity to participate as we start our 150th year as a financial institution.

Sincerely,

John M. Thompson Chairman of the Board	W. Edmund Clark President and Chief Executive Officer

Notice of Annual Meeting
of Common Shareholders of The Toronto-Dominion Bank

DATE:	Wednesday, March 23, 2005
TIME:	9:30 a.m. (Eastern Standard Time)
PLACE:	Fairmont Château Laurier Hotel 1 Rideau Street Ottawa, Ontario K1N 8S7

  Purposes of the Meeting:

  1.
  receiving the financial statements for the year ended October 31, 2004, and the auditors' report thereon;

  2.
  electing directors;

  3.
  appointing auditors;

  4.
  considering certain shareholder proposals set out in Schedule A to the accompanying Management Proxy Circular; and

  5.
  transacting such other business as may properly be brought before the Meeting.

On February 8, 2005, there were 659,446,562 outstanding common shares of the Bank which were, subject to applicable Bank Act (Canada) restrictions, eligible to vote on each of the matters to be voted on at the Meeting.

If you cannot attend, you are encouraged to complete and sign the enclosed form of proxy and return it in the envelope provided. Proxies must be received by the Bank's transfer agent, CIBC Mellon Trust Company, by facsimile at (416) 368-2502 or at 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 or by the Secretary of the Bank at P.O. Box 1, Toronto-Dominion Centre, Toronto, Ontario M5K 1A2, at least twenty-four hours prior to the Meeting.

Toronto, February 17, 2005

By Order of the Board KEVIN N. THOMPSON Vice President, Legal and Corporate Secretary

-------------------------------------------------------------------------------------------------------------------------------------------------

Note: Shareholders wishing to have quarterly financial statements of the Bank for the next year mailed to them must complete and return the enclosed Request for Quarterly Reports if they are a non-registered shareholder, or must check the box under the heading "Request for Quarterly Reports" on the enclosed form of proxy if they are a registered shareholder. For more information about non-registered shareholders and registered shareholders, please see the discussion under the heading Voting Information in the accompanying Management Proxy Circular. For shareholders wishing to access our quarterly reports to shareholders as soon as they are released, we post them on the Investor Relations section of our website http://www.td.com/investor/earnings.jsp on the same day as they are released.

Management Proxy Circular

All information in this management proxy circular is as of January 27, 2005, unless otherwise indicated. Additional information about the Bank is available on SEDAR at www.sedar.com, as well as on our website www.td.com.

1	VOTING INFORMATION
3	BUSINESS OF THE MEETING
3	Financial Statements
3	Election of Directors
4	Appointment of Auditors
5	Shareholder Proposals
5	DIRECTOR NOMINEES
10	COMPENSATION OF DIRECTORS
10	Compensation Structure
11	Share Ownership Requirement
11	Individual Director Compensation
12	CORPORATE GOVERNANCE
12	Director Independence
13	Report of the Corporate Governance Committee
15	Report of the Audit Committee
16	Report of the Risk Committee
17	Report of the Management Resources Committee
24	EXECUTIVE COMPENSATION
26	PENSION ARRANGEMENTS
30	FIVE YEAR TOTAL SHAREHOLDER RETURN COMPARISON
30	INDEBTEDNESS OF DIRECTORS AND OFFICERS
30	DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
30	DIRECTORS' APPROVAL
31	SCHEDULE A — SHAREHOLDER PROPOSALS
37	SCHEDULE B — CORPORATE GOVERNANCE PROCEDURES

VOTING INFORMATION

WHY DOES THE BANK HOLD AN ANNUAL MEETING?

Under the Bank Act (Canada), there are several things that we must accomplish each year at an annual meeting of our shareholders, including electing directors and appointing the shareholders' auditors. We also look forward to the annual meeting as an opportunity to look at the accomplishments of the past year, talk about what is coming up and hear directly from our shareholders.

WHY DID I RECEIVE THIS MANAGEMENT PROXY CIRCULAR?

You received this circular because management of The Toronto-Dominion Bank (the Bank) is soliciting proxies from you to be used at the annual meeting of common shareholders of the Bank to be held at the time and place and for the purposes set forth in the notice of meeting accompanying this circular. This circular also provides a way for management of the Bank to communicate proactively with you on important issues. In this circular, "you" means you in your capacity as a holder of common shares of the Bank.

HOW MANY VOTES DO I GET?

Except for some restrictions explained below under the heading What Are the Voting Restrictions?, you are entitled to one vote for each common share of the Bank registered in your name on February 8, 2005.

        If you acquired common shares subsequent to February 8, 2005, you may acquire one vote for each common share provided you request the Bank (through its transfer agent CIBC Mellon Trust Company at the address on the back cover) to add your name to the voters' list and provide sufficient information to establish that you own the common shares. This request must be made at least 10 days before the meeting. If shares are transferred and the new shareholder acquires voting rights, the holder of the shares on February 8, 2005 is no longer entitled to vote with respect to the transferred shares.

WHAT ARE THE VOTING RESTRICTIONS?

Under the Bank Act, the ownership by one person or entity of more than 10% of the common shares of the Bank is prohibited without approval in accordance with the provisions of the Bank Act. To the knowledge of the directors and officers of the Bank, no person owns or exercises control over more than 10% of the common shares of the Bank.

        The Bank Act prohibits any shareholder from voting shares which are beneficially owned by the Government of Canada or of a province, or by the government of a foreign country or any political subdivision of a foreign country or by an agency of any of these entities. The Bank Act also prohibits the voting of shares held in contravention of the Bank Act. For more information about voting restrictions, please contact the Secretary of the Bank.

HOW MANY SHARES ARE ELIGIBLE TO VOTE?

On February 8, 2005 there were 659,446,562 outstanding common shares of the Bank which were, subject to applicable Bank Act restrictions, eligible to vote on each of the matters to be voted on at the meeting.

HOW DO I VOTE?

You are a registered shareholder if your name appears on your share certificate. Registered shareholders eligible to vote can vote in person at the meeting. If you are eligible to vote but will not be attending the meeting in person you can authorize another person, called a proxyholder, to attend the meeting and vote on your behalf. (See under the heading Can I Appoint a Different Proxyholder? for more information.) Any legal form of proxy may be used and a form of proxy is provided with this management proxy circular for eligible shareholders. How registered shareholders can vote by proxy is explained under the heading How Will My Shares Be Voted if I Vote By Proxy?

        You are a non-registered shareholder if you beneficially own shares that are held in the name of a nominee such as a bank, a trust company, a securities broker or a trustee, and therefore do not have the shares registered in your own name. The process for voting for non-registered shareholders is explained under the heading I Am Not A Registered Shareholder, How do I Vote?

HOW WILL MY SHARES BE VOTED IF I VOTE BY PROXY?

If you are a registered shareholder and are eligible to vote, you may give voting instructions on the matters listed below by marking the appropriate boxes on the proxy form and the proxyholder will be required to vote in that manner. If the boxes are not marked, the proxyholder may vote the shares as he or she sees fit. If you appoint the person(s) designated in the enclosed form of proxy as the proxyholder, unless otherwise specified, your shares will be voted at the meeting as follows:

  FOR the election as directors of the nominees whose names are set out in this management proxy circular;

  FOR the appointment of Ernst & Young LLP and PricewaterhouseCoopers LLP as auditors; and

  AGAINST the shareholder proposals as described in Schedule A.

WHAT IF AMENDMENTS TO THESE MATTERS ARE RAISED OR NEW MATTERS ARE BROUGHT BEFORE THE MEETING?

The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in this management proxy circular.

        As of the time of printing of this management proxy circular, management is not aware that any other matter is to be presented for action at the meeting. If, however, other matters properly come before the meeting, it is intended that the person appointed as proxyholder will vote on them in a manner the proxyholder considers to be proper in his or her discretion.

CAN I APPOINT A DIFFERENT PROXYHOLDER?

The persons named as proxyholders in the enclosed form of proxy are directors of the Bank. If you wish to appoint another person to represent you at the meeting, you may do so, either by inserting such person's name in the blank space provided in the form of proxy and deleting the names printed on it or by completing another proper form of proxy and delivering the proxy to CIBC Mellon Trust Company (in the envelope provided or by fax to 416-368-2502), or to the Secretary of the Bank (at the address on the back cover), at least twenty-four hours before the meeting.

WHAT IF I WANT TO CHANGE MY VOTE?

If you sign and return the enclosed form of proxy, you may revoke it by delivering written notification to the Secretary of the Bank (at the address on the back cover) not later than March 22, 2005, or to the chairman of the meeting before the start of the meeting. If you wish to revoke the proxy, your written notification must state clearly that you wish to revoke the proxy.

        If you are a non-registered shareholder, please contact your nominee for instructions on how to revoke your voting instructions.

HOW ARE THE BANK'S PROXIES SOLICITED?

The Bank is asking shareholders to return the form of proxy. The Bank's solicitation of proxies will primarily be by mail, but may also be made by telephone, in writing or in person by officers and employees of the Bank. The Bank may also use the services of an outside agency to solicit proxies on its behalf. The cost of solicitation will be borne by the Bank.

IS MY VOTE CONFIDENTIAL?

Yes. Proxies are counted and tabulated by CIBC Mellon Trust Company, the transfer agent of the Bank, and are not submitted to the management of the Bank unless a shareholder clearly intends to communicate his or her comments to the Bank or legal requirements make it necessary. Shareholders wishing to maintain complete confidentiality of their holdings and their voting could register their shares in the name of a nominee.

I AM NOT A REGISTERED SHAREHOLDER, HOW DO I VOTE?

Non-registered shareholders may vote either in person (as described in the following paragraph) or by proxy. As required by Canadian securities laws, if you are a non-registered shareholder, you will receive from your nominee either a request for voting instructions or a form of proxy for the number of shares held. For your shares to be voted, you must carefully follow the instructions on the request for voting instructions or the form of proxy that is provided by your nominee.

        Since the Bank has limited access to the names or holdings of its non-registered shareholders, if you are a non-registered shareholder, you must complete the following steps to vote in person at the meeting. You must insert your own name in the space provided on the request for voting instructions or form of proxy to appoint yourself as the proxyholder and must return the document in the envelope provided. No other part of the form should be completed because your vote will then be taken at the meeting.

HOW MANY VOTES ARE REQUIRED TO PASS A MATTER ON THE AGENDA?

Except as provided in the Bank Act, a simple majority of the votes cast, in person or by proxy, is required for each of the matters specified in this management proxy circular.

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

Financial information about the Bank is included in the comparative consolidated financial statements and management's discussion and analysis for the year ended October 31, 2004. These documents are included in the Bank's 2004 annual report (Annual Report) and are available on SEDAR at www.sedar.com and on our website www.td.com. The Annual Report is being mailed to shareholders with this management proxy circular. Shareholders wishing to obtain additional copies of the Annual Report may make a request to TD Shareholder Relations as set out on the back cover. The annual financial statements and the auditors' report on them will be placed before the shareholders at the meeting.

ELECTION OF DIRECTORS

The nominees proposed for election as directors, which were recommended to the Board of Directors by the Corporate Governance Committee, are listed on page 5 under the heading Director Nominees. All are currently directors of the Bank, except Mr. William J. Ryan, as noted below. Each director will be elected to hold office until the close of the next annual meeting.

        Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the nominees listed under the heading Director Nominees. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise specified, the persons designated in the form of proxy may vote in their discretion for any substitute nominee or nominees.

Nomination of Mr. William J. Ryan

Mr. William J. Ryan, Chairman, President and Chief Executive Officer of Banknorth Group, Inc. (Banknorth) is expected to join the Board of Directors of the Bank upon the completion of the Bank's acquisition of 51% of the outstanding shares of Banknorth. The appointment of Mr. Ryan to the Board and his nomination for election as a director of the Bank at the meeting was agreed to in the merger agreement dated as of August 25, 2004, among the Bank, Banknorth and others, and is contingent upon the completion of the transaction, which, subject to shareholder and regulatory approvals, is expected to occur in March, 2005. Accordingly, if the transaction has not been completed by the date of the meeting, the nomination of Mr. Ryan will be withdrawn.

        Coincident with the merger agreement, Mr. Ryan entered into a new employment agreement with Banknorth and the Bank under which he will serve as Chairman, President and Chief Executive Officer of Banknorth following completion of the transaction and as a director and Vice Chair of the Bank for a five-year term commencing upon completion of the transaction. Under the agreement, Mr. Ryan will receive during the term an annual base salary at least equal to that in effect immediately prior to completion of the transaction, will have incentive compensation opportunities no less favourable than those available to him immediately prior to completion of the transaction, will be entitled to participate in all employee benefit plans of Banknorth on the same basis as other employees of comparable status, and will receive any unpaid portion of a pro-rata long-term incentive award payable under Banknorth's Executive Incentive Plan. Assuming the transaction was completed as of January 2005, the annual base salary payable to Mr. Ryan would be U.S.$853,500. Under the change of control provision of the Executive Incentive Plan, in connection with the transaction, the long-term incentive payments for the performance periods due to end on December 31, 2005, 2006 and 2007 under the Executive Incentive Plan, which totalled U.S.$6,260,440 for Mr. Ryan, were paid in December 2004, with the approval of the Bank. The employment agreement also provides that Banknorth will purchase and pay all premiums on a U.S.$5 million whole life insurance policy on Mr. Ryan's life. Banknorth funded this policy with the payment of a lump sum premium in the amount of U.S.$1,258,828 in December 2004.

        Under the employment agreement, Mr. Ryan agrees to waive his existing rights to the accelerated vesting of options to acquire Banknorth common stock as a result of the completion of the transaction. The employment agreement provides that, upon completion of the transaction, Mr. Ryan will be granted U.S.$6 million in value of restricted stock units in the Bank, which will vest based on his continued employment through the third anniversary of the completion of the transaction, subject to earlier vesting under specified circumstances.

        The employment agreement also provides that, in consideration for his continued employment through the third anniversary of the completion of the transaction and his compliance with certain non-solicitation and non-competition provisions, Mr. Ryan will become entitled to receive from Banknorth a non-competition and retention amount on such third anniversary, subject to earlier payment under specified circumstances. The non-competition and retention amount consists of a lump sum cash payment of U.S.$6,081,925 and enhancements to Mr. Ryan's existing supplemental retirement agreement, which are valued at approximately U.S.$2,880,000.

        It is anticipated that, approximately 30 days following completion of the transaction, Mr. Ryan will receive additional grants of stock options to purchase 72,500 shares of Banknorth common stock and 19,725 restricted shares of Banknorth common stock. Mr. Ryan is the only nominee for election as director at the meeting who owns any Banknorth common stock.

        Finally, in December 2004, pursuant to the terms of Banknorth's Deferred Compensation Plan, and a notice of guidance under Section 409A of the U.S. Internal Revenue Code issued by the U.S. Treasury on December 20, 2004, Banknorth distributed to Mr. Ryan his total deferred account balance under the Deferred Compensation Plan which, as of December 13, 2004, was U.S.$478,641.

        For more information, please see the registration/proxy statement the Bank and Banknorth filed with the SEC, a copy of which may be obtained by contacting TD Shareholder Relations as set out on the back cover.

APPOINTMENT OF AUDITORS

On December 10, 2004, the Board of Directors announced that the Chairman of the Board, in conjunction with the Audit Committee, will conduct a thorough review of the shareholders' auditors in 2005 with a view to recommending that shareholders appoint a single auditor at the annual meeting of shareholders to be held in 2006. The Audit Committee continually reviews audit and governance trends and best practices and believes that a single auditor will offer shareholders enhanced audit efficiencies while providing the Bank's management with greater flexibility in selecting consultants for non-audit related functions.

        Until the review is completed, the Board is continuing to recommend that the shareholders appoint two firms of accountants to be the auditors of the Bank. Accordingly, the Board, on the recommendation of the Audit Committee, proposes that Ernst & Young LLP and PricewaterhouseCoopers LLP be appointed auditors to hold office until the close of the next annual meeting of shareholders. Unless otherwise specified, the persons named in the form of proxy intend to vote FOR the appointment of Ernst & Young LLP and PricewaterhouseCoopers LLP. During the five years ended October 31, 2004 Ernst & Young LLP, PricewaterhouseCoopers LLP and KPMG LLP have held appointments in accordance with the Bank Act as auditors of the Bank.

Shareholders' Auditors' Services Preapproval Policies and Procedures

The Bank's Audit Committee has implemented a policy restricting the services that may be provided by the shareholders' auditors and the fees paid to the shareholders' auditors. Prior to the engagement of the shareholders' auditors, the Audit Committee must pre-approve the provision of the service. In making its determination regarding non-audit services, the Audit Committee considers the compliance with the policy and the provision of non-audit services in the context of avoiding impact on auditor independence. This includes considering applicable regulatory requirements and guidance and whether the provision of the services would place the auditors in a position to audit their own work, result in the auditors acting in the role of the Bank's management or place the auditors in an advocacy role on behalf of the Bank. Each quarter, the Bank's CFO makes a presentation to the Audit Committee detailing the non-audit services performed by the shareholders' auditors on a year-to-date basis, and details of any proposed assignments for consideration by the Audit Committee and pre-approval, if appropriate.

Shareholders' Auditors' Fees

Fees paid to the shareholders' auditors during the years ended October 31, 2004, 2003, and 2002 were as follows:

(thousands of Canadian dollars)	2004	2003	2002
Audit fees(1)	$10,464	$7,773	$6,178
Audit related fees(2)	5,023	605	942
Tax fees(3)	2,866	3,457	3,205
All other fees(4)	3,867	6,368	6,062
Total	$22,220	$18,203	$16,387

Notes:

(1)
Audit fees are fees for the professional services in connection with the audit of the Bank's financial statements or other services that are normally provided by the shareholders' auditors in connection with statutory and regulatory filings or engagements. In addition to including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards, the Bank's audit fees include fees paid to the shareholders' auditors for comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with regulators.

(2)
Audit related fees are fees for assurance and related services that are performed by the shareholders' auditors. These services include employee benefit plan audits, accounting consultations in connection with acquisitions and divestitures, application and general control reviews (including Sarbanes-Oxley pilot audit), attest services not required by statute or regulation and interpretation of financial accounting and reporting standards.

(3)
Tax fees are fees for services performed by the shareholders' auditors for tax compliance, tax advice and tax planning except those tax services related to the audit. Tax compliance generally involves preparation of original and amended tax returns and claims for refund. Tax advice includes assistance with tax audits, appeals and rulings plus tax advice related to mergers and acquisitions. Tax planning includes expatriate and domestic tax services and transfer pricing matters.

(4)
All other fees primarily include fees for insolvency and viability matters either paid by the Bank or by third parties. In these instances, the shareholders' auditors are retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. The amount of insolvency and viability fees paid by third parties is $1,574 thousand (2003 — $3,540 thousand; 2002 — $3,013 thousand). Also included in this category are fees for mutual funds audits (including tax and prospectus renewals) and the purchase of software for compliance and regulatory filings.

SHAREHOLDER PROPOSALS

Attached to this management proxy circular as Schedule A are seven shareholder proposals which have been submitted for consideration at the meeting and the explanation of the Board of Directors of its reasons for opposing these proposals. If these proposals are put forward at the meeting, unless otherwise specified, those persons designated in the form of proxy enclosed intend to vote AGAINST each of these proposals.

        The final date for submissions of proposals by shareholders to the Bank for inclusion in the management proxy circular in connection with next year's annual meeting of common shareholders of the Bank will be Friday, December 23, 2005.

DIRECTOR NOMINEES

The following table sets forth for each nominee for election as director, as applicable: age; place of residence; present principal occupation and principal occupations held in the last five years if different; the last major position or office with the Bank, if any; a brief description of his or her principal directorships, memberships and education; the number of Bank common shares beneficially owned, directly or indirectly, or over which control or direction is exercised; the number of Deferred Share Units (DSU) credited to him or her; the number of outstanding options held by him or her under the Bank's Stock Incentive Plan (there have been no grants to non-management directors under the Plan since December 2001); the date he or she became a director of the Bank; current membership on Committees of the Board of Directors; and record of attendance at meetings of the Board and its Committees during the 12 months ended October 31, 2004. For ease of year-over-year comparison, where applicable, the table also sets out each nominee's number of Bank common shares and DSUs held at approximately the same time last year.

        The Board held 9 regularly scheduled meetings (Regular) and called 3 special meetings (Special) during the 12 months ended October 31, 2004. Special meetings are typically called on shorter notice than regularly scheduled meetings, which are scheduled a year or more in advance. During this period, Committees of the Board held 27 meetings, broken down as follows: Audit (AC) (8), Corporate Governance (CGC) (5), Management Resources (MRC) (7), and Risk (RC) (7). In addition to the attendance listed below, directors from time to time attend other Committee meetings by invitation.

[PHOTO]
	William E. Bennett,(4) 58, resides in Chicago, Illinois. Mr. Bennett is a Corporate Director. He is the former President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company. Mr. Bennett is a member of the Board of Advisors of Alpha Capital Fund III, L.L.C. Mr. Bennett holds an undergraduate degree in economics from Kenyon College and a master's degree in business administration from the University of Chicago.	Director since May 2004 Number of Meetings Attended 4 of 4 Regular 1 of 1 Special 4 of 4 RC

Shareholdings	2005	2004
Common	nil	n/a
DSU	3,040	n/a

Options:	nil

[PHOTO]
	Hugh J. Bolton,(1)(4) 66, resides in Edmonton, Alberta. Mr. Bolton is the non-executive Chair of the Board of Directors of EPCOR Utilities Inc., an integrated energy company, and of one of its subsidiaries. Prior to his appointment as Chair of EPCOR Utilities on January 1, 2000, Mr. Bolton was a financial consultant and corporate director following his retirement as Chairman & Chief Executive Officer and a partner of Coopers & Lybrand Canada, Chartered Accountants on January 1 and November 30, 1998, respectively. Mr. Bolton is also Chair of the Board of Directors of Matrikon Inc. and is a director of Canadian National Railway Company and Teck Cominco Limited. Mr. Bolton holds an undergraduate degree in economics from the University of Alberta. Mr. Bolton is a Chartered Accountant and Fellow of the Alberta Institute of Chartered Accountants.	Director since April 2003 Number of Meetings Attended 9 of 9 Regular 3 of 3 Special 8 of 8 AC 7 of 7 RC

Shareholdings	2005	2004
Common	1,000	1,000
DSU	5,240	2,468

Options:	nil

[PHOTO]
	John L. Bragg,(1) 64, resides in Oxford, Nova Scotia. Mr. Bragg is the Chairman, President and Co-Chief Executive Officer of Oxford Frozen Foods Limited and is also an officer and/or director of a number of associated companies including Bragg Communications Inc. which operates under the brand name of Eastlink. Mr. Bragg is also a director of various other companies including Canada Bread Limited, Empire Company Limited and Sobey's Inc. Mr. Bragg holds undergraduate degrees in commerce and education, and an honourary doctorate in law from Mount Allison University. Mr. Bragg was made an officer of the Order of Canada in 1996.	Director since October 2004 Number of Meetings Attended 1 of 1 Regular

Shareholdings	2005	2004
Common	6,037	n/a
DSU	1,154	n/a

Options:	nil

[PHOTO]
	W. Edmund Clark, 57, resides in Toronto, Ontario. Mr. Clark is the President and Chief Executive Officer of the Bank. Prior to December 20, 2002, he was President and Chief Operating Officer of the Bank. Mr. Clark joined the Bank with its acquisition of CT Financial Services Inc. on February 1, 2000, where he was the President and Chief Executive Officer of CT Financial Services Inc. Mr. Clark holds an undergraduate degree from the University of Toronto, and earned his master's and doctoral degrees from Harvard University, all in economics.	Director since August 2000 Number of Meetings Attended 9 of 9 Regular 3 of 3 Special

Shareholdings	2005	2004
Common	5,314	5,261
DSU*	451,895	251,401

Options:*	2,198,424

*
Mr. Clark does not receive compensation for his services as a director. Mr. Clark's compensation is fully explained in the Report of the Management Resources Committee and the Executive Compensation section in this circular.

[PHOTO]
	Marshall A. Cohen,(3)(4) 69, resides in Toronto, Ontario. Mr. Cohen is of counsel to the law firm Cassels Brock & Blackwell LLP. Mr. Cohen is also a director of a number of other companies, including Barrick Gold Corporation, American International Group, Inc., Lafarge North America Inc., Premcor Inc. and Collins & Aikman Corporation. Mr. Cohen holds an undergraduate degree from the University of Toronto, a law degree from Osgoode Hall Law School and a master's degree in law from York University. Mr. Cohen also holds an honourary doctorate in law from York University and was made an Officer of the Order of Canada in 1992.	Director since February 1992 Number of Meetings Attended 9 of 9 Regular 3 of 3 Special 3 of 3 CGC(5) 7 of 7 MRC 4 of 4 RC(6)

Shareholdings	2005	2004
Common	12,595	12,528
DSU	15,910	12,607

Options:	12,400

[PHOTO]
	Wendy K. Dobson,(2) 63, resides in Uxbridge, Ontario. Dr. Dobson is Professor and Director, Institute for International Business, Joseph L. Rotman School of Management, University of Toronto. Dr. Dobson is a director of MDS Inc., TransCanada Corporation and is Vice Chair of the Canadian Public Accountability Board. She holds an undergraduate degree from the University of British Columbia, two master's degrees from Harvard University and a doctorate in economics from Princeton University.	Director since October 1990 Number of Meetings Attended 8 of 9 Regular 2 of 3 Special 5 of 5 AC(5) 1 of 2 CGC(6) 2 of 3 RC(7)

Shareholdings	2005	2004
Common	6,748	6,548
DSU	7,244	5,501

Options:	12,400

[PHOTO]
	Darren Entwistle,(1) 42, resides in Vancouver, British Columbia. Mr. Entwistle is the President and Chief Executive Officer of TELUS Corporation, a telecommunications company, and is a member of its Board of Directors. Prior to joining TELUS Corporation in July 2000, Mr. Entwistle held various senior executive positions in the telecommunications industry, including with Cable & Wireless Communications plc in the United Kingdom. Mr. Entwistle holds an undergraduate degree in economics from Concordia University and a master's degree in business administration from McGill University.	Director since November 2001 Number of Meetings Attended 8 of 9 Regular 2 of 3 Special 2 of 3 AC(6) 1 of 3 RC(5)

Shareholdings	2005	2004
Common	3,139	1,983
DSU	2,277	1,225

Options:	3,700

[PHOTO]
	Donna M. Hayes,(1) 48, resides in Toronto, Ontario. Ms. Hayes is the Publisher and Chief Executive Officer of Harlequin Enterprises Limited, a global publishing company, and is a member of its Board of Directors and the boards of a number of associated companies. Ms. Hayes has held various positions with Harlequin Enterprises Limited since 1985. Ms. Hayes holds an undergraduate degree from McGill University and has completed the professional publishing course at Stanford University and the executive management program at the Richard Ivey School at The University of Western Ontario.	Director since January 2004 Number of Meetings Attended 6 of 7 Regular 2 of 2 Special 4 of 5 AC

Shareholdings	2005	2004
Common	2,000	500
DSU	2,868	n/a

Options:	nil

[PHOTO]
	Henry H. Ketcham,(1) 55, resides in Vancouver, British Columbia. Mr. Ketcham is the Chairman of the Board, President and Chief Executive Officer of West Fraser Timber Co. Ltd., an integrated forest products company. Mr. Ketcham holds an undergraduate degree from Brown University.	Director since January 1999 Number of Meetings Attended 8 of 9 Regular 3 of 3 Special 8 of 8 AC 3 of 3 CGC(5)

Shareholdings	2005	2004
Common	1,000	1,000
DSU	13,363	10,040

Options:	12,400

[PHOTO]
	Pierre H. Lessard,(3) 62, resides in the Town of Mount-Royal, Quebec. Mr. Lessard is the President and Chief Executive Officer of METRO INC., a food retailer and distributor, and is a member of its Board of Directors. Mr. Lessard is also a director of a number of other companies, including SNC-Lavalin Group Inc. Mr. Lessard holds an undergraduate and a master's degree from Laval University and a master's degree in business administration from Harvard Business School. Mr. Lessard is a Chartered Accountant and a Fellow of the Quebec Order of Chartered Accountants.	Director since October 1997 Number of Meetings Attended 9 of 9 Regular 1 of 3 Special 5 of 5 AC(5) 6 of 7 MRC

Shareholdings	2005	2004
Common	7,000	7,000
DSU	14,944	11,597

Options:	12,400

[PHOTO]
	Harold H. MacKay,(4) 64, resides in Regina, Saskatchewan. Mr. MacKay is of counsel to the law firm MacPherson Leslie & Tyerman LLP. Mr. MacKay chaired the Task Force on the Future of the Canadian Financial Services Sector and served as the Clifford Clark Visiting Economist with the Department of Finance of Canada. Mr. MacKay is a director of The Mosaic Company. Mr. MacKay holds an undergraduate degree in economics and political science from the University of Saskatchewan, a law degree from Dalhousie University and an honourary doctorate in law from the University of Regina. Mr. MacKay was made an Officer of the Order of Canada in 2002.	Director since November 2004 Number of Meetings Attended n/a

Shareholdings	2005	2004
Common	1,000*	n/a
DSU	1,014	n/a

Options:	nil

*
These shares are owned by a spouse, minor child or family trust.

[PHOTO]
	Brian F. MacNeill,(2)(3) 65, resides in Calgary, Alberta. Mr. MacNeill is the non-executive Chairman of the Board of Petro-Canada, an integrated oil and gas company. Mr. MacNeill was the President and Chief Executive Officer of Enbridge Inc. from April 1991 and retired in January 2001. Mr. MacNeill is also the non-executive Chairman of the Board of Dofasco Inc. and a director of a number of other companies, including West Fraser Timber Co. Ltd., Sears Canada Inc. and TELUS Corporation. Mr. MacNeill holds an undergraduate degree in commerce from Montana State University and a Certified Public Accountant designation in the United States. Mr. MacNeill is a Chartered Accountant and a Fellow of the Alberta Institute of Chartered Accountants.	Director since August 1994 Number of Meetings Attended 7 of 9 Regular 3 of 3 Special 4 of 5 CGC 7 of 7 MRC

Shareholdings	2005	2004
Common	8,953	8,913
DSU	11,718	8,755

Options:	12,400

[PHOTO]
	Roger Phillips,(4) 65, resides in Regina, Saskatchewan. Mr. Phillips is a Corporate Director. He is the retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from 1982 until his retirement in January 2002. He is also a director of a number of other companies, including Canadian Pacific Railway Company, Imperial Oil Limited, Inco Limited and Cleveland-Cliffs Inc. Mr. Phillips holds an undergraduate degree in physics and mathematics from McGill University. Mr. Phillips was made an Officer of the Order of Canada in 1999 and was awarded the Saskatchewan Order of Merit in 2002. Mr. Phillips is a Chartered Physicist (U.K.) and a Fellow of the Institute of Physics.	Director since February 1994 Number of Meetings Attended 9 of 9 Regular 3 of 3 Special 4 of 5 AC(5) 7 of 7 RC

Shareholdings	2005	2004
Common	14,000	14,000
DSU	15,964	12,020

Options:	12,400

[PHOTO]
	Wilbur J. Prezzano,(3)(4) 64, resides in Charleston, South Carolina. Mr. Prezzano is a Corporate Director. He is the retired Vice Chairman of Eastman Kodak Company, an imaging products and services company. Mr. Prezzano is a director of a number of companies, including Lance, Inc. and Roper Industries, Inc. Mr. Prezzano holds an undergraduate degree in economics and a master's degree in business administration, both from the University of Pennsylvania's Wharton School.	Director since April 2003 Number of Meetings Attended 9 of 9 Regular 3 of 3 Special 7 of 7 MRC 7 of 7 RC

Shareholdings	2005	2004
Common	1,000	1,000
DSU	7,367	3,194

Options:	nil

[PHOTO]
	William J. Ryan, 60, resides in Cumberland, Maine. Mr. Ryan is the Chairman, President and Chief Executive Officer of Banknorth Group, Inc., a banking and financial services holding company. Mr. Ryan is also a director of Well Point, Inc., eFunds Corporation and UnumProvident Corporation. Commencing upon completion of the Bank's acquisition of 51% of the outstanding shares of Banknorth, Mr. Ryan will serve as Chairman, President and Chief Executive Officer of Banknorth and as Vice Chair of the Bank. Mr. Ryan is a graduate of St. Francis College in New York and the Stonier Graduate School of Banking at Rutgers University.	Expected to be appointed upon the completion of the Banknorth transaction Number of Meetings Attended n/a

Shareholdings	2005	2004
Common	nil	n/a
DSU	n/a	n/a

Options:	nil

[PHOTO]
	Helen K. Sinclair,(1)(3) 53, resides in Toronto, Ontario. Ms. Sinclair is the founder and Chief Executive Officer of BankWorks Trading Inc., a satellite communications company, and is a member of its Board of Directors. Ms. Sinclair is also a director of a number of other organizations, including McCain Capital Corporation, the Canada Pension Plan Investment Board, Transat A.T. Inc. and Davis + Henderson G.P. Inc. Ms. Sinclair holds an undergraduate degree from York University and a master's degree from the University of Toronto, both in economics. She is a graduate of the Advanced Management Program of the Harvard Business School.	Director since June 1996 Number of Meetings Attended 9 of 9 Regular 3 of 3 Special 8 of 8 AC 3 of 3 MRC(6) 3 of 3 RC(5)

Shareholdings	2005	2004
Common	6,534	6,345
DSU	7,142	5,010

Options:	12,400

[PHOTO]
	John M. Thompson,(2)(3)(8) 62, resides in Toronto, Ontario. Mr. Thompson is the Chairman of the Board of the Bank. He is the retired Vice Chairman of the Board of IBM Corporation, an information technology hardware, software and services company, a position he held from August 2000 to September 2002. Prior to that, Mr. Thompson held various senior executive positions with IBM. Mr. Thompson is also a director of Royal Philips Electronics N.V. and The Thomson Corporation. Mr. Thompson holds an undergraduate degree in engineering science from the University of Western Ontario and has completed the executive management programs at the Richard Ivey School at The University of Western Ontario and the Kellogg Graduate School of Business at Northwestern University.	Director since August 1988 Number of Meetings Attended 9 of 9 Regular 3 of 3 Special 5 of 5 CGC 7 of 7 MRC

Shareholdings	2005	2004
Common	38,693	37,376
DSU	3,291	1,225

Options:	12,400

(1)
Current member of the Audit Committee.

(2)
Current member of the Corporate Governance Committee.

(3)
Current member of the Management Resources Committee.

(4)
Current member of the Risk Committee.

(5)
Stepped down from the Committee effective March 25, 2004.

(6)
Joined the Committee effective March 25, 2004.

(7)
Stepped down from the Committee effective May 26, 2004.

(8)
The Chairman of the Board is an ex officio member of the Audit Committee and the Risk Committee. His attendance at Committee meetings as an ex officio member is optional and, therefore, is not reflected in this table.

        Except as disclosed in the preceding table, all nominees standing for election as directors at the meeting have held their positions or other executive positions with the same, predecessor or associated firms or organizations for the past five years. Mr. Donald R. Sobey who served as a director from May 1978 to January 1992 and since October 1992 and Dr. Michael D. Sopko who served as a director since August 1992 will not be standing for re-election as directors at the meeting. During the 12 months ended October 31, 2004, Mr. Sobey attended 10 of 12 Board meetings, 2 of 2 meetings of the Corporate Governance Committee and 3 of 4 meetings of the Management Resources Committee. Dr. Sopko attended 12 of 12 Board Meetings and 5 of 5 meetings of the Corporate Governance Committee. Mr. Edward S. Rogers, who retired as a director on March 25, 2004, attended 5 of 7 Board meetings and 2 of 3 meetings of the Corporate Governance Committee. Mr. Richard M. Thomson, who retired as a director on March 25, 2004, attended 5 of 7 Board meetings.

        Mr. Pierre H. Lessard was a director of CINAR Corporation at the time its shares were suspended from trading on the Toronto Stock Exchange (TSX) for more than 30 consecutive days. The shares were delisted from the TSX and the NASDAQ due to the inability of CINAR Corporation to meet continued listing requirements. Mr. Marshall A. Cohen ceased to be a director of Haynes International Inc. within 12 months prior to Haynes International Inc. filing for relief under Chapter 11 of the United States Bankruptcy Code in March 2004.

COMPENSATION OF DIRECTORS

The Corporate Governance Committee of the Board of Directors is responsible for reviewing director compensation and ensures that it is competitive and aligns directors' interests with those of shareholders. The compensation structure outlined below was recommended by the Corporate Governance Committee and approved by the Board. At the time of implementing this compensation structure, the Corporate Governance Committee retained an independent advisor to review the structure and to confirm that it was consistent with trends in the market. The Board believes the compensation structure further aligns the interests of directors with those of shareholders, recognizes the increasing complexity of the Bank's operations and the obligations of its directors and is consistent with trends in the market.

Compensation Structure

Under the structure, directors are entitled to the following annual fees:

Position	Annual Fees(1) ($)
Director Retainer(2)(3)	$75,000
Additional Committee Memberships(2)	$10,000
Committee Chair Fee(2)	$25,000
Travel Fee for Directors Based Outside of Ontario(4)	$10,000
Chairman of the Board Retainer	$200,000

Notes:

(1)
Not applicable to directors who are also employees of the Bank and subsidiaries of the Bank.

(2)
Excludes Chairman of the Board.

(3)
Includes any compensation for serving on one Committee.

(4)
Allowance in recognition of time spent travelling to meetings.

        In addition to the fees outlined above, directors may be entitled to an equity grant paid in the form of deferred share units (DSUs). The equity grant is intended to be forward-looking. For example, the equity grant awarded on December 9, 2004, which is reflected in the following table, relates to the period November 1, 2004 to October 31, 2005. Each DSU is a bookkeeping entry, equivalent in value to a common share. DSUs have no voting rights and accrue dividend equivalents equal to dividends paid on the Bank's common shares. DSUs must be held by the director until retirement from the Board. Any director who is a resident of the United States is entitled to receive all fees and equity grants in American dollars.

        The Bank considers it appropriate that directors hold a substantial number of common shares of the Bank, further aligning their interests with those of other shareholders. Accordingly, the Outside Director Share Plan was established in 1998 under which directors who are not employees or officers of the Bank may elect to receive any portion of their annual fees (excluding any equity grants) in the form of cash, common shares of the Bank or DSUs, or a combination thereof.

        The non-management directors of the Bank have not received any options to acquire Bank common shares since December 2001. Some directors standing for election at the meeting, who served on the Board prior to December 2001, were previously awarded options, which are noted in the table under the heading Director Nominees. Options do not count toward the directors' share ownership requirement outlined below.

Share Ownership Requirement

The Bank has a share ownership requirement under which non-management directors, including the Chairman of the Board, are expected to acquire common shares of the Bank with a value equivalent to at least six times their respective annual retainer — 6 × $200,000 for the Chairman of the Board and 6 × $75,000 (or the U.S. dollar equivalent for U.S. resident directors) for all other directors. Management directors are required to meet higher separate share ownership requirements described on page 21. DSUs are considered the equivalent of common shares for the purposes of the directors' share ownership requirement. Directors have until the later of five years from their respective first election date and five years from the coming into effect of this policy on December 11, 2003 to meet the share ownership requirement. A minimum of 60% of the annual fees (excluding any equity grant) payable to a director must be received in the form of DSUs or common shares until the share ownership requirement has been met.

        Of the 15 non-management directors standing for election at the meeting, the majority (53%), including the Chairman of the Board, have acquired common shares and DSUs equivalent to 6 × their respective annual retainer. The balance of the directors are accumulating common shares and/or DSUs in accordance with the policy.

Individual Director Compensation

The following table shows the amounts, before withholdings, that each non-management director standing for election at the meeting received in cash, common shares and DSUs in 2004. Management directors do not receive compensation for their services as directors.

	Annual Fees(1)
Name	Cash ($)	Common Shares(2) ($)	DSUs(2) ($)	Equity Grant(3) (DSUs) ($)		Total of Annual Fees and Equity Grant ($)	Proportion of Total in Equity (DSUs and Common Shares) (%)
William E. Bennett	—	—	$54,135	$91,920	(4)	$146,055	100%
Hugh J. Bolton	$33,500	—	$75,000	$50,000		$158,500	78.9%
John L. Bragg	—	—	$7,084	$50,000		$57,084	100%
Marshall A. Cohen	—	—	$86,000	$50,000		$136,000	100%
Wendy K. Dobson	$67,500	—	$26,000	$50,000		$143,500	53%
Darren Entwistle	—	$85,000	—	$50,000		$135,000	100%
Donna M. Hayes	—	—	$62,500	$75,000	(4)	$137,500	100%
Henry H. Ketcham	—	—	$91,000	$50,000		$141,000	100%
Pierre H. Lessard	—	—	$90,000	$50,000		$140,000	100%
Harold H. MacKay	—	—	—	$50,000		$50,000	100%
Brian F. MacNeill	$46,000	—	$75,000	$50,000		$171,000	73.1%
Roger Phillips	—	—	$116,000	$50,000		$166,000	100%
Wilbur J. Prezzano	—	—	$123,897	$61,280		$185,177	100%
Helen K. Sinclair	$43,000	—	$43,000	$50,000		$136,000	68.4%
John M. Thompson	$100,500	$100,500	—	$100,000	(5)	$301,000	66.6%

Notes:

(1)
Fees paid quarterly on the last business day of January, April, July and October, based on the individual director's election under the Outside Director Share Plan. Includes $1,000 paid in the first quarter of 2004 to directors who attended a Board meeting by teleconference on the last day of the previous quarter. Under the compensation structure in place in 2003 when the meeting occurred, attendance fees were payable in respect of Board and Committee meetings. Currently, directors are entitled to annual fees as set out on page 10. In the case of U.S. resident directors, amounts have been converted to Canadian dollars at the then prevailing exchange rate.

(2)
Valued at the average of the high and low prices of the Bank's common shares on the TSX on the day before payment.

(3)
Awarded on December 9, 2004. Valued as described in (2), with U.S. dollar payments shown in the Canadian dollar equivalents for U.S. resident directors.

(4)
Includes a supplemental award of $25,000 (payable in U.S. dollars to directors resident in the U.S.) granted to non-management directors appointed to the Board subsequent to the December 2003 equity grant if they served on the Board for six or more months during 2004.

(5)
The Chairman of the Board received 2 × the other directors' equity grant in recognition of his additional responsibilities.

        Total compensation, including equity grants, paid to the Board in 2004, including compensation paid to all directors who served for all or a portion of 2004, was $2,491,816.

CORPORATE GOVERNANCE

Our Board of Directors is committed to acting in the best interests of the Bank's shareholders. The Board fulfils its role directly and through Committees to which it delegates certain responsibilities. The Board and its Committees are focused on the continued improvement of our governance principles and practices. Maintaining our leadership position in corporate governance requires constant review of these principles and practices to ensure they meet or exceed evolving best practices and regulatory guidance. The following describes our approach to director independence and sets out the responsibilities and recent governance initiatives of our Committees. Additional information, including the full text of each Committee's charter, is available on the corporate governance section of our website www.td.com.

DIRECTOR INDEPENDENCE

The Board believes that it needs to be able to operate independently of management in order to be effective. In essence, this means that a large majority of the Board is not part of management of the Bank and does not have relationships with the Bank that would make them personally beholden to the Bank and consequently interfere with their independent judgment. The Board is currently composed of an overwhelming majority of directors who meet this definition of independence. Of the 17 nominees proposed for election at the meeting only Mr. W. Edmund Clark, President and Chief Executive Officer of TD Bank Financial Group, and Mr. William J. Ryan (subject to completion of the Banknorth transaction), who is currently Chairman, President and Chief Executive Officer of Banknorth Group, Inc., are not considered to be independent because of their management positions.

        The Board has delegated to the Corporate Governance Committee responsibility for recommending to the Board independence criteria for directors and evaluating the independence of directors.

        As a company listed on the Toronto Stock Exchange (TSX) we follow the TSX's guidance on how to evaluate the independence of our directors. (The TSX calls independent directors "unrelated" and we consider these terms interchangeable.) Members of Bank management are considered related. Accordingly, Mr. Clark and, subject to completion of the Banknorth transaction, Mr. Ryan are not unrelated directors under the TSX definition. When considering if a non-management director is unrelated according to the TSX guidelines, the Committee looks at the nature of the director's relationships with the Bank and the importance of those relationships to the director. Outsourcing, consulting, legal, accounting and financial services relationships are particularly relevant. The Committee examines significant relationships of these types not only from the director's standpoint, but also from that of persons or organizations the director is related to, such as a spouse or an entity that employs the director in an executive capacity. For a director in such a relationship, the Committee considers whether he or she could, or could reasonably be expected to, lack objectivity with respect to management's recommendations and performance. The Committee's goal is to ensure that a large majority of the Board is composed of directors whose loyalty to the Bank and its shareholders is not compromised by any other relationship they may have with the Bank. Except for the management director nominees, all of the nominees are unrelated directors.

        Some non-management director nominees, or entities they are connected with, have banking relationships with us. The Committee has examined these relationships and determined that the nominees are not personally beholden to the Bank. Relevant factors in this analysis include the overall creditworthiness of the banking customer (independent credit ratings, net assets, etc.), its existing banking relationships with other institutions, and the status of the director's involvement with the customer.

        When assessing director independence, the Committee also considers the affiliation rules under our governing statute the Bank Act, which provide that no more than two-thirds of Board members and no more than one-third of Audit Committee members may be "affiliated" with the Bank. Mr. Clark and Mr. Ryan (subject to completion of the Banknorth transaction) are the only directors proposed for election at the Annual Meeting who are affiliated with the Bank. They are, or would be, affiliated by virtue of being officers of TD Bank Financial Group.

        The Committee has also considered the director independence standards contained in the corporate governance rules of the New York Stock Exchange (NYSE) on which the Bank's common shares are also listed. However, the Committee has not formally adopted the NYSE rules for the independence of board members since the Bank, as a non-U.S. company, is not required to comply with most of the NYSE rules, including as to the independence of board members generally. Instead, the Bank need only comply with Canadian governance practices.

        As under the TSX guidelines, Mr. Clark and Mr. Ryan (subject to completion of the Banknorth transaction) would not be considered to be independent for the purposes of the NYSE rules. Other than Mr. Clark and Mr. Ryan, no other director nominees are employed by us or receive direct compensation from us for services of any kind (other than as directors). None of the director nominees' immediate family members are employed with us in an executive capacity. In addition, no director nominees are employees or partners of the present or former shareholders' auditors for the Bank. (Mr. Hugh Bolton has an immediate family member who is affiliated with one of the shareholders' auditors, as discussed further below.) Finally, no Bank executive officer serves as a director of any public company that employs one of our director nominees as an executive.

        As a result of a change to the NYSE director independence standards made in November 2004, Mr. Bolton would no longer be considered to be independent under the NYSE rules. If the Bank were required to comply with the NYSE director independence rules, Mr. Bolton would cease to be eligible under such rules to serve as a member of the Audit Committee of the Bank effective as of the Bank's next annual meeting anticipated to be held in March 2006. The reason Mr. Bolton would not be considered to be an independent director for the purposes of the NYSE rules is that he has an adult son who is a partner of PricewaterhouseCoopers LLP, one of the shareholders' auditors, in their Calgary, Alberta office. Mr. Bolton's son's practice is limited to providing advice on transactions, and he does not work in the firm's audit, assurance or tax compliance practice. He has never worked on the audit of TD Bank Financial Group. In light of these circumstances, the Committee has determined that Mr. Bolton's relationship with the Bank through his son is not of the nature that could reasonably be expected to affect Mr. Bolton's independent judgment. As a result, the Board is of the view that Mr. Bolton should be considered to be an independent director. As noted above, Mr. Bolton is unrelated under the TSX guidelines and unaffiliated under the Bank Act. He is also considered to be an independent director for the purposes of the U.S. Sarbanes-Oxley Act of 2002 independence standards applicable to audit committees, which will apply to the Bank's Audit Committee commencing July 31, 2005.

        Finally, the Board also fosters independence by practices such as having a strong, independent Chairman of the Board with a clear leadership mandate and having director-only sessions (that is, with all Bank officers, including Mr. Clark, absent) at every regularly scheduled Board and Committee meeting.

Board Interlocks

Under the heading Director Nominees, we give biographical information about the director nominees, including their other major board commitments. We have become aware that some shareholders would also like us to list any directors who serve together on other boards. Currently, these are Mr. Darren Entwistle and Mr. Brian F. MacNeill who are directors of TELUS Corporation, and Mr. Henry H. Ketcham and Mr. MacNeill who are directors of West Fraser Timber Co. Ltd. The Committee does not believe this impacts these directors' ability to act in the best interests of TD Bank Financial Group and its shareholders.

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee, chaired by the Chairman of the Board, is responsible for developing the Bank's corporate governance principles to foster a healthy governance culture at the Bank. Where appropriate, the Committee also oversees and provides support for the governance activities of the Bank's subsidiaries. The Committee meets independently of management at each regularly scheduled meeting. The Committee's key responsibilities are summarized on page 9 of the Annual Report. This report allows us to explain in more detail the key responsibilities of the Committee under its charter:

  •
  ensuring that the Board and its Committees have the structure, composition, charters and membership to operate effectively;

  •
  assessing and facilitating the independent functioning of the Board from management, including:

    –  evaluating the independence of directors;

    –  ensuring the Committees are composed entirely of directors the Board has determined are independent;

    –  ensuring the Board and its Committees meet independently of management at every regularly scheduled meeting;

    –  providing that the Board and its Committees have the authority to hire and fire their own independent advisors; and

    –  implementing other practices noted on page 10 of the Annual Report, in the preceding section on Director Independence and in Schedule B (Corporate Governance Procedures);

  •
  ensuring that, at each annual meeting, shareholders are presented with high calibre candidates for election as directors, who have a diversity of industry and professional experience and other qualities that will contribute to the effective functioning of the Board;

  •
  ensuring that new directors are provided with a comprehensive educational session to orient them once they join the Board (also serving as a refresher for current directors), as well as periodic educational presentations in topical areas;

  •
  setting expectations for the individual contribution of directors, including attendance at, preparation for and participation in meetings;

  •
  establishing and facilitating effective processes for the ongoing evaluation of the Board and its Committees and the contributions of individual directors;

  •
  reviewing the compensation of directors to ensure that it is competitive and aligns directors' interests with those of shareholders;

  •
  monitoring the quality of the relationship between management and the Board, including ensuring that directors are provided with high quality, timely information and direct access to management and that there are clear limits on the authority of management to act without Board approval;

  •
  considering shareholder proposals and recommending responses with a view to maintaining an open dialogue with our shareholders to ensure concerns are met where possible;

  •
  reviewing and approving the Bank's Disclosure Policy, which reflects the Bank's commitment to transparency in reporting to shareholders and the public;

  •
  reviewing the adequacy of the strategic planning process that the Board engages in annually;

  •
  reviewing regulatory developments and legal changes in corporate governance and ensuring the Bank's compliance with the latest regulatory requirements, trends and guidance; and

  •
  reviewing and approving the Guidelines of Conduct, the Conflicts of Interests Procedures and other documents that regulate ethical conduct by Bank directors, officers and employees.

        The Committee has looked at its responsibilities and confirmed that it has fulfilled them in 2004 in the best interests of shareholders. In carrying out these responsibilities, the Committee particularly focused on the following initiatives to further improve the Bank's governance processes and practices.

Term Limits for Directors

In 2004, the Committee led an initiative to establish specific term limits for directors — a first among major Canadian banks. Under the term limits policy, directors are expected to serve up to a maximum of ten years, subject to solid annual performance assessments, annual re-election by the shareholders, and other requirements of the Bank's guidelines for board composition. On the Committee's recommendation, the Board may extend a director's initial ten-year term limit by an additional five years, for a maximum total term limit of 15 years. In the most exceptional circumstances, the Board may extend a director's term limit for a further five years. For current directors, term limits started from the implementation date of the policy. The new policy helps support the Bank's goal of bringing diversity of age, as well as gender, region and experience to the Board.

        In addition, for a director who does not serve his or her 10 year term by the time the director reaches the mandatory retirement age of 70, the Board has discretion to make a one-time decision at 70 to extend the director's service until the earlier of the end of his or her 10 year term or age 75, always subject to solid annual performance assessments and annual re-election by the shareholders.

Limitation on Retired Bank Executives Serving on the Board

In addition, the Board adopted a guideline on the Committee's recommendation requiring any executive officer of the Bank who is serving on the Board to offer his or her resignation as a director upon retirement from the Bank. To assist with the orderly transition of executive functions, the Board may allow the executive officer to continue on the Board for up to six months after retirement, which the Board may extend in exceptional circumstances for up to a further 18 months (for a maximum total term of two years post-retirement).

Director Feedback Process

Last year the Committee bolstered its Board feedback process by expanding the scope of director input to include feedback to peers, and inviting selected management to provide their feedback. In addition, the Chairman of the Board, working with an independent consultant, consolidated our feedback tools into a single process that covers the Board, the Chairman of the Board, the committees, individual directors (through both self-review and the newly enhanced peer review process), and the Chief Executive Officer. The Chair of the Management Resources Committee leads the evaluation of the Chairman of the Board, and the Chairman leads the evaluation of the Chief Executive Officer. This comprehensive feedback process helps the Chairman of the Board, the Corporate Governance Committee and the Board to provide constructive comments to improve the effectiveness of each Board member.

        The Board of Directors and its Committees continually evaluate and improve the corporate governance policies and procedures of the Bank. For more detailed information about our system of corporate governance, please see the comparison of our policies and procedures against the guidelines of the TSX for effective corporate governance in Schedule B. Additional disclosure about corporate governance at the Bank may be found on pages 7 to 10 of the Annual Report.

        As at October 31, 2004, the following individuals served as members of the Corporate Governance Committee:

John M. Thompson (Chair)	Donald R. Sobey
Wendy K. Dobson	Michael D. Sopko
Brian F. MacNeill

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is responsible for supervising the quality and integrity of the Bank's financial reporting. The Committee also fulfils the role of the Bank's conduct review committee under the Bank Act and in this capacity is responsible, among other things, for reviewing certain related party transactions and monitoring procedures for resolving conflicts of interest. Members of the Committee are expected to be financially literate or be willing to acquire the necessary knowledge quickly. In carrying out its responsibilities, the Committee meets regularly without management present with the shareholders' auditors, the Chief Auditor (who heads the Bank's internal audit department), the Chief Financial Officer, and alone.

        The Committee's key responsibilities are summarized on page 9 of the Annual Report. These responsibilities focus on reviewing periodic financial disclosures of the Bank, overseeing the adequacy of internal controls as part of its supervision of the integrity of the financial reporting process, and managing the relationship with the shareholders' auditors. This report allows us to explain in more detail the Committee's key responsibilities under its charter:

  •
  reviewing with management and the shareholders' auditors the Bank's annual and interim financial statements, including management's discussion and analysis, prior to Board approval and public release, with a focus on accounting principles, practices, and management estimates and judgments;

  •
  reviewing earnings releases and ensuring adequate procedures are in place for the review of the Bank's public disclosure of financial information extracted or derived from the Bank's financial statements;

  •
  reviewing the Bank's significant/critical accounting principles, polices and practices, as well as key estimates and judgments, and considering any major changes suggested by the shareholders' auditors, management, or the internal audit department;

  •
  overseeing the Bank's financial reporting processes and reviewing the integrity of these processes, including the process relating to the certifications of the Chief Executive Officer and the Chief Financial Officer on the integrity of the Bank's quarterly and annual consolidated financial statements;

  •
  ensuring that the Committee receives regular reports from the shareholders' auditors, internal audit and management regarding any significant judgments made in management's preparation of the financial statements and significant difficulties encountered, if any, during the course of the review or audit, including any restriction on the scope of work or access to required information;

  •
  monitoring the internal controls of the Bank to ensure the necessary checks and balances are in place and receiving reports on the adequacy and effectiveness of internal controls from internal audit and the shareholders' auditors;

  •
  making a recommendation to the shareholders regarding the auditors to be appointed by the shareholders at the next annual meeting based, among other things, on an annual performance review of the shareholders' auditors;

  •
  overseeing the independence of the shareholders' auditors by reviewing the independence and qualifications of the shareholders' auditors based on their disclosures of any relationships with the Bank and by setting policies to review and if necessary restrict the provision of non-audit services by the shareholders' auditors and the employment of past or present partners or employees of the shareholders' auditors;

  •
  in recognition of the fact that the Committee, not management, retains the shareholders' auditors, reviewing and pre-approving the audit fees and other significant compensation to be paid to the shareholders' auditors;

  •
  reviewing and approving the annual plan of the Bank's internal audit department, ensuring it has the required resources to perform its responsibilities and periodically assessing its effectiveness;

  •
  regularly reviewing significant reports from internal audit, together with management's response, and following up as needed;

  •
  resolving disagreements, if any, regarding financial reporting between management and the internal and/or shareholders' auditors by providing them with a forum for issues to be raised;

  •
  establishing procedures for the receipt of complaints on accounting, internal controls or auditing matters; and

  •
  acting as the audit committee and conduct review committee for certain subsidiaries of the Bank.

        In 2004, the Committee focused on a number of initiatives to further strengthen its oversight of the quality and integrity of the Bank's financial reporting.

Whistleblower Policy

The Committee approved a financial matters whistleblower policy. This new policy establishes a confidential and anonymous (via an independent service provider) communication channel for employees and other stakeholders. The policy provides methods of reporting concerns about accounting, internal accounting controls or auditing matters. Under the new policy, the Chair of the Committee has access to all information regarding the status of reported concerns.

Financial Controls Program

The Committee oversaw the initiation of the Financial Controls Program (FCP) and continues to oversee the progress of the program. The purpose of the FCP is to build an auditable and sustainable program to comply with U.S. Sarbanes-Oxley Act of 2002 sections related to internal controls over financial reporting and equivalent Canadian rules. In 2004, work was conducted throughout the Bank to identify, document and assess these controls. Work in 2005 will focus on reviewing for completeness and accuracy, and on ensuring documentation is fully auditable.

Employees of Shareholders' Auditors Hiring Policy

The Committee approved a policy governing the hiring of current or former partners and employees of the shareholders' auditors. The objectives of this policy are to ensure that the Bank's hiring practices comply with all applicable securities laws, rules and regulations and to establish procedures to be followed by the Bank's Human Resources department when considering a candidate for a position at the Bank who is currently or has previously been employed by one or both of the shareholders' auditors.

        As at October 31, 2004, the following individuals served as members of the Audit Committee:

Hugh J. Bolton (Chair)	Donna M. Hayes
John L. Bragg	Henry H. Ketcham
Darren Entwistle	Helen K. Sinclair

REPORT OF THE RISK COMMITTEE

The Risk Committee is responsible for oversight of the management of risk of the Bank, including market, operational, liquidity, credit, regulatory and reputational risk. To fulfill this responsibility, the Committee ensures that sound policies, procedures and practices for the management of key risks under the Bank's risk framework are in place and confirms compliance with risk-related regulatory requirements applicable to the Bank. All members of the Committee are expected to have an understanding of issues related to risk management or related business experience, or be willing to acquire the necessary knowledge quickly. The Committee meets regularly alone, and with each of the Chief Executive Officer and the Chief Risk Officer without other members of management present, and may meet with other senior officers and the shareholders' auditors as it sees fit.

        The Committee's key responsibilities are summarized on page 9 of the Annual Report. In addition, the Bank provides detailed information on how we manage risk on pages 38 to 47 of the Annual Report. This report allows us to explain in more detail the Committee's responsibilities under its Charter:

  •
  ensuring that management and others provide the Committee with adequate presentations and other information to understand the significant risks to which the Bank is exposed;

  •
  reviewing and approving the Bank's procedures, policies and techniques to measure the Bank's risk exposures and to identify, evaluate and manage the significant risks to which the Bank is exposed, including in the areas of market, operational, liquidity, credit, regulatory and reputational risk;

  •
  monitoring the Bank's risk management performance to obtain assurance that the Bank's risk management policies for significant risks are being adhered to;

  •
  examining the risk culture of the Bank;

  •
  reviewing the characteristics of the Bank's credit portfolio and significant exposures to credit risk, as well as the provisioning methodology for credit losses and the adequacy of the Bank's provisions for credit losses;

  •
  reviewing and approving risk principles, policies and procedures recommended by management and the related management programs to ensure compliance with the Canada Deposit Insurance Corporation (CDIC) Standards of Sound Business Practices and related regulatory requirements;

  •
  periodically receiving and evaluating an independent assessment by the head of the internal audit department of significant risk-related issues;

  •
  ensuring the risk management department of the Bank has adequate resources and independence to perform its responsibilities; and

  •
  reviewing significant pronouncements and changes to key regulatory requirements relating to the risk management area to the extent they apply to the Bank.

        In 2004, the Committee focused on a number of initiatives to further strengthen its oversight of the Bank's risk management function.

Reputational Risk

The Committee received reports and considered issues with respect to strengthening the Bank's focus on reputational risk. The Committee oversees the management of reputational risk in the context of other forms of risk, such as credit, market, operational, liquidity, investment and regulatory risks, since all risks can have an impact on reputation.

Outsourcing Risk Policy

The Committee approved an outsourcing policy, which was implemented during the year. Outsourcing business activities can be beneficial to the Bank by providing access to leading technology, specialized expertise, economies of scale and operational efficiencies. These arrangements involve increased dependency on the service provider. To reduce the risk involved in outsourcing, the Bank established an Outsourcing Governance

Office responsible for the formulation, communication and monitoring of the effectiveness of outsourcing policies, standards guidelines and methodologies.

Risk Reporting

In keeping with the evolving governance environment, the Committee continued to focus on enhancing risk reporting to the Board and other processes related to its oversight of the Bank's risks. Under the Committee's oversight, management further refined its risk reporting tools to better track trends and provide more targeted information to the Board on the Bank's risks.

        As at October 31, 2004, the following individuals served as members of the Risk Committee:

Roger Phillips (Chair)	Marshall A. Cohen
William E. Bennett	Wilbur J. Prezzano
Hugh J. Bolton

        Harold H. MacKay joined the Committee on November 23, 2004.

REPORT OF THE MANAGEMENT RESOURCES COMMITTEE

The Management Resources Committee's mandate encompasses performance evaluation, compensation and succession planning for the CEO and other key executive officers of TD Bank Financial Group. More specifically in 2004, the Committee:

  •
  Set job accountabilities and performance objectives for the CEO aligned to long-term interests of our shareholders. Led by the Chairman of the Board, assessed the CEO's performance against those pre-defined goals, and recommended to the Board the compensation for the CEO based on performance.

  •
  Reviewed and advised the Board on compensation of certain executive officers including the Named Executive Officers appearing in the Summary Compensation Table.

  •
  Reviewed in detail the potential succession candidates for the CEO and other key executive roles, and ensured there was opportunity for direct interaction with these candidates.

  •
  Examined a number of proposals relating to compensation and pension programs, ensuring the balance between shareholder interests, good corporate governance, competitive practice and alignment with compensation philosophy.

        Independence is key for the Management Resources Committee. Accordingly, the Committee is comprised entirely of outside directors whom the Board has determined are independent. The Committee meets without management present at each meeting. We utilize an independent advisor to assist us in making the best possible decisions on executive compensation for the Bank as well as to help keep current with best practices and trends in executive compensation. For 2004, the Committee engaged Fred Cook as our independent consultant. Mr. Cook is the chairman of a compensation consulting firm bearing his name, Frederic W. Cook & Co., Inc. based in New York City, New York. He has consulted to a large number of Fortune 500 firms throughout the United States and Canada, including in the financial services industry over the past years.

        The Committee met seven times during the fiscal year ended October 31, 2004 and the following individuals served as members of the Committee for all of this period, except as noted:

Brian F. MacNeill (Chair)	Marshall A. Cohen
Pierre H. Lessard	Helen K. Sinclair (joined the Committee on March 25, 2004)
Wilbur J. Prezzano	Donald R. Sobey (member until March 25, 2004)
John M. Thompson

        Each member is well-qualified to serve on the Committee based on the depth and breadth of their experience on compensation, succession and executive development acquired:

  •
  as current or former senior executives, including CEOs, in large, diverse organizations;

  •
  through experience within the financial services industry; and

  •
  through experience on other boards of directors.

Executive Compensation Strategy and Philosophy

The purpose of the Bank's executive compensation program is to:

  •
  Attract, retain and motivate highly qualified and high-performing individuals;

  •
  Align the interests of executives with those of shareholders;

  •
  Allow for effective succession of key executive positions through the retention and development of key resources; and

  •
  Motivate performance by linking executive compensation with the achievement of specific business and other strategic objectives, and the overall performance of the Bank as a whole.

        In achieving this purpose, we strive to ensure compensation programs are aligned with the Bank's strategy, are market-competitive and lead in terms of corporate governance trends and practices.

Compensation Components

Executive compensation consists of three components: base salary, annual incentive compensation and mid/long term equity compensation. The sum of all three is referred to as Total Direct Compensation.

Compensation Objective

Total Direct Compensation is targeted at the median of the competitive market, and will lever upwards or downwards depending on personal and business performance, and in this manner compensation is aligned to performance. An individual could receive Total Direct Compensation in excess of the market median when there has been superior personal performance demonstrated and strong business results.

Competitive Market Review

A number of survey sources of market information provided by outside consultants are compiled and provided to the Committee, in addition to the perspective provided by the Committee's own consultant. For most executive positions, the comparator market is comprised of financial services firms in Canada, and primarily, the other four major Canadian Banks: Bank of Montreal, The Bank of Nova Scotia, The Canadian Imperial Bank of Commerce, and Royal Bank of Canada. For some specialized positions, the comparator market may include other Canadian organizations operating in industries other than financial services. In addition, there are selected positions for which the comparator market will include U.S. regional banks of a similar size and range of businesses, or investment banks and brokerage firms.

        The determination of the appropriate comparator market is based on where the Bank would have to compete for the executive talent required to fill the position. For the most senior officers of the Bank, including the Named Executive Officers disclosed in the Summary Compensation Table, the comparator market would be in most instances the major Canadian banks and comparable U.S. regional banks. Specifically, in 2004 the comparator group is the other four major Canadian banks, and Wells Fargo, Bank of New York, Wachovia, PNC Financial, US Bancorp, North Fork, National City, Fifth Third, KeyCorp, SunTrust, BB & T, Sovereign and M & T. In 2004, a number of organizations in the comparator group changed from the 2003 comparator group, because the organizations had become too large in size following merger to be considered comparable or had a concentrated focus in one line of business (i.e., mortgages or credit cards) whereas the Bank operates in many lines of business.

Compensation Mix

The mix of cash to mid/long-term compensation may vary among executives depending on their function. For example, an executive responsible for a line of business will have more of his or her compensation tied to the business's results through the annual incentive compensation, whereas an executive responsible for a corporate role may have more compensation tied to the mid/long term results of TDBFG. For the most senior executives, including the Named Executive Officers, mid/long term compensation comprises at least 50% of their Total Direct Compensation, ensuring that executive interests are focused on delivering longer-term value for our shareholders.

Compensation Component Details

As indicated under the heading Compensation Components, the Bank's executive compensation program has three components: i) base salary; ii) annual cash incentive compensation, and iii) mid/long-term equity incentive compensation, as well as an element of deferred compensation. An overview of each of these components, and the major plans within each are described in the following:

        i)     Base Salary:

        Base salaries for the CEO and other key executives are recommended and approved by the Committee and/or the Board based on a review of competitive market data. Base salary policy is positioned at the market median, and an individual executive's salary may be positioned above or below the median depending on their demonstrated performance. Generally, base salary increases are infrequent owing to the focus on Total Direct Compensation, but will occur when the competitive market data indicates the market has increased, or the individual's personal contribution or scope has demonstrably changed.

        ii)    Annual Incentive Cash Compensation:

        Annual cash incentive is intended to reward executives for their business units' performance during the fiscal year, also considering the Bank's overall performance. As such, for each senior executive a market competitive incentive award is determined, and that award may be factored upwards or downwards based on overall Bank performance, performance in the business unit for which they are accountable, and personal performance against pre-defined objectives and accountabilities.

  Incentive Compensation Plan (ICP)

ICP is the annual incentive plan in which most senior executives participate. The level of ICP funding in a year is a function of:

  •
  Net income for the year relative to the prior year against a pre-established performance hurdle at the business-unit level and the overall Bank level. The performance hurdle is established at the beginning of the year, with the approval of the Committee.

  •
  The Customer Satisfaction Index (CSI), against a pre-established performance hurdle.

        These two factors (net income and CSI) are utilized in a formulaic calculation. However, discretion may be factored into that calculation in considering progress against milestones for the Bank as a whole or at the business unit level. The milestones are established at the beginning of the year with the Committee, with specific objectives and metrics associated with each milestone. Milestones represent an important strategic initiative, a specific area of focus, and/or a specific performance goal in areas that the Bank considers critical to longer-term success.

        For fiscal 2004, ICP aggregate funding across all businesses increased by 15% over 2003 based on strong performance year over year. Each of the Bank's business segments — Personal and Commercial Banking, Wealth Management and Wholesale Banking — experienced double-digit earnings growth as did the Bank overall and the Customer Satisfaction Index increased by 1.5 percentage points to 86.0%. In addition, the Bank made good progress overall against its strategic milestones.

  Performance Compensation Plan (PCP)

Certain executives who are not eligible to participate in ICP, participate in the Performance Compensation Plan (PCP). The participants in PCP are all in the wholesale banking business or investment management businesses, with the exception of the more senior executives who participate in ICP. For the more senior executives in these businesses, compensation is more aligned with the overall performance of TDBFG and its shareholders.

        Generally, PCP funding is dependent on the profitability of the individual business units within wholesale banking as well as its overall profitability. Allocations to individuals in PCP are based on performance and market.

        For fiscal 2004, PCP aggregated funding increased by 3% over 2003 based on performance. Year-over-year earnings in the Wholesale Banking segment increased by more than 10%. As most of the year-over-year increases occurred in businesses with relatively lower funding rates, only a modest increase in aggregate funding resulted.

  Deferred Incentive Compensation

The purpose of deferred compensation is to foster the alignment of long-term interests of executives with the interests of shareholders. Deferred compensation is administered mainly through a Deferred Share Unit Plan for the most senior executives of the Bank. Under this plan, earned annual cash incentive compensation is deferred into phantom deferred share units (DSUs). Those executives with a Share Ownership Requirement have a mandatory deferral of their annual cash incentive compensation into DSUs until their Share Ownership Requirement is met. Once the Share Ownership Requirement has been attained, eligible executives may voluntarily defer their annual cash incentive compensation into DSUs.

        For purposes of aligning the interests of the most senior executives with shareholders, including the Named Executive Officers, there is a mandatory deferral of a portion of annual incentive cash compensation into DSUs, regardless of meeting their Share Ownership Requirement. The minimum is 25% of the award, and the executive may voluntarily elect more. In this way, the annual incentive award is delivered as cash and DSUs for the most senior executives.

        The DSUs will only be redeemed for cash in a period of time that follows the executive's departure from the Bank, either through retirement or termination. For more information on Share Ownership Requirements, see the discussion starting on page 21.

iii)   Mid and Long-Term Equity-Based Compensation

        Mid and long-term equity compensation is the manner by which a significant portion of executive compensation is delivered to align the interests of executives with shareholders on longer-term value creation. A secondary benefit to the delivery of compensation through equity is the retention effect on key executive resources in a competitive market.

        For most senior executives, including the Named Executive Officers, equity comprises 50% or more of Total Direct Compensation and is delivered as Performance Restricted Share Units (mid-term plan) and Stock Options (long-term plan).

  Performance Restricted Share Unit Plan

Restricted Share Units (RSUs) are phantom share units with a value equivalent to the TSX closing price of Bank common shares on the day before the award. These awards vest and mature on the third anniversary of the award date at the average of the high and low prices for the 20 trading days preceding the redemption date. The redemption value, after withholdings, is paid in cash.

        RSUs under this plan are awarded exclusively to the most senior executives and are tied to a performance goal relating to Economic Profit in each year of the three-year term. Achieving the pre-defined goal in a year will lock-in one-third of the awarded units at 100% of the initial award. Exceeding, or not achieving, the pre-defined Economic Profit goal in a year, will result in one-third of the initial award being modified by a factor of up to +/-20%, respectively.

        To date, only the most senior executives of the Bank participate in the Performance Restricted Share Unit Plan. The plan was launched for 2004, and the Committee, along with management, are monitoring the plan to ensure it is working as intended prior to rolling out participation to the Senior Vice President level and below. At this time it is anticipated that the participation would not expand until year-end 2005 or later.

  Restricted Share Unit Plan

Executives with the title of Senior Vice President and below are eligible for an award of Restricted Share Units (RSUs), as defined above with the exception of the performance modifier. That is, the award as initially granted will vest and mature on the third anniversary of the grant date, based on the average of the high and low prices for the 20 trading days preceding the redemption date. The redemption value, after withholdings, is paid in cash.

  Long Term Capital Plan

In order to align the interests of executives in the wholesale banking business and to support retention, the Bank provides a Long Term Capital Plan under which eligible executives within the wholesale bank participate. Eligible executives are issued units in the Plan. The value of units is based on the wholesale bank's net income after tax multiplied by a funding rate that varies based on the wholesale bank's return on invested capital. The units are converted into TDBFG RSUs as described above paying out three years from the date of conversion.

  Stock Incentive Plan

Under this plan, Stock Options are awarded to eligible senior executives, including the Named Executive Officers. Effective December 2003, Stock Options are granted with a 7-year term and vest at a rate of 25% per year over the first 4 years of the term. (Prior to December 2003, Stock Options had a 10-year term.) As the awards vest, they are exercisable except in the case where the executive has not attained his/her Share Ownership Requirement, in which case the executive must hold the net of any sold to pay taxes until the Share Ownership Requirement has been attained.

        In 2003, the use of Stock Options was examined by the Committee in light of governance concerns and shifting market practices. Accordingly, effective for awards made in December 2003, equity compensation was shifted away from Stock Options into RSUs. The most senior executives including the Named Executive Officers receive approximately 50% of their awarded equity in the form of Stock Options, and the remaining 50% in Performance RSUs. For executives with the title of Senior Vice President and below, the Bank awards most of the equity in the form of RSUs as opposed to Stock Options.

        Reflecting on market practice throughout 2004, it was evident to the Committee that the reduced reliance on Stock Options was in keeping with the emerging market practice and no further changes to the stock option program were required for 2005.

Corporate Governance Pertaining to Executive Compensation

Executives at the Bank, and especially the most senior executives and the Named Executive Officers, are subject to a number of requirements pertaining to sound corporate governance practices including: Share Ownership Requirements and the maintenance of same post employment; pre-disclosure of the intention to trade in Bank shares; and guidelines for dilution, overhang and burn rate.

  Share Ownership Requirements

To ensure the Bank's executives are significant shareholders in the organization they lead, the following Share Ownership Requirements are in effect:

Position	Share Ownership Requirement
CEO	10 X Base Salary
Vice Chair	6 X Base Salary
Executive Vice President	6 X Base Salary
Vice Chair & EVP Wholesale	1 X Target Total Direct Compensation
Senior Vice President	2 X Base Salary
Vice President	1.5 X Base Salary

        Executives holding the title of CEO, Vice Chair and Executive Vice President have three years, and Senior Vice Presidents and Vice Presidents have five years, in which to comply with their Share Ownership Requirement. For the purposes of the executives' Share Ownership Requirements, DSUs and RSUs are considered the equivalents of common shares.

        All the Named Executive Officers have met or exceeded their Share Ownership Requirements, as follows:

Named Executive Officer	Total Share Ownership At December 31, 2004(1)	Multiple of Salary
W.E. Clark(2)	$34,516,298	24.7
R.E. Dorrance(3)	$20,627,906	2.9
A.S. Rosen	$15,235,688	30.5
F.J. Tomczyk	$5,609,920	11.2
D.A. Marinangeli	$6,987,575	20.0

Notes:

(1)
The December 31, 2004 TSX closing price for Bank common shares was $49.92.

(2)
Includes 170,000 Deferred Share Units awarded to Mr. Clark as part of changes to his employment agreement. See Note (6) to the Summary Compensation Table.

(3)
Mr. Dorrance's multiple is the multiple of his target total direct compensation.

        Management and the Committee also believe that executives should be held accountable for growing longer term shareholder value, and for the ongoing health, viability, and proper succession of the organization. Accordingly, the CEO is required to maintain his or her Share Ownership Requirements for two years following retirement, and for a period of six months in the case of resignation or termination, other than in a Change of Control. Executives with the title of Vice Chair and Executive Vice President are required to maintain their respective Share Ownership Requirement for one year following retirement, and for a period of six months in the case of resignation or termination, other than in a Change of Control.

  Pre-Disclosure of the Intention to Trade in Bank Common Shares

Named Executive Officers of the Bank are required to pre-disclose to the public, by way of a press release any intention to trade in Bank common shares, including the exercise of Stock Options, no less than five business days in advance of the date on which the transaction is to take place.

  Guidelines on Overhang, Dilution and Burn rate

Guidelines for maximum overhang, burn rate and dilution rates have been established as follows:

  •
  Overhang will be 10% or less of the total number of shares outstanding. Overhang is defined as all options available for issue and options outstanding, divided by the total shares outstanding.

  •
  Dilution will be targeted at 5% or less, but never to exceed 7.5%, of the total number of shares outstanding. Dilution is defined as the total number of options outstanding divided by the total number of shares outstanding.

  •
  Burn rate will be less than 1% of the total number of shares outstanding. Burn rate is defined as the total number of options issued in a year, divided by the total shares outstanding.

        A total of 2,152,760 stock options were granted to eligible executives at year-end 2004. This compares with 2,394,876 stock options granted at year-end 2003, and 3,875,400 granted at year-end 2002. Including the 2004 year-end grants, the Bank's performance against these guidelines for the last three years are as follows:

	Guideline	2004 Actual	2003 Actual	2002 Actual
Overhang	10% or less	5.76%	6.49%	7.15%
Dilution	5% or less	3.59%	4.0%	4.32%
Burn Rate	Less than 1%	0.33%	0.36%	0.62%

Change of Control

        Change of Control for purposes of application to executive compensation is dependent upon a "double trigger". First, there must be a transaction that is deemed to be a change of control. Second, there must be a loss of job within 24 months of the transaction. For participants in the stock option plan terminated without cause within 24 months of a change of control, all options will vest immediately upon termination and remain exercisable for 90 days following termination. RSUs, including the Performance RSUs, vest and are paid out at the original maturity date.

        A change of control occurs when the outstanding voting shares of the Bank represent less than 50 percent of the combined voting power of the new entity, or when there is, or is expected to be, a change of 50 percent or more of the directors of the Bank, or when the Board considers that there are other circumstances where it is appropriate to apply the change of control provision.

CEO's Compensation and Corporate Performance

The Committee has undertaken its responsibility to review the performance of the CEO with careful consideration in setting the compensation for the CEO. The Committee set performance standards with the CEO at the beginning of the year, and assessed the progress as follows:

Measure	2004 Financial Highlights(1)
Net Income Applicable to Common Shares — before amortization of intangibles	Year over year growth of over 83%, well in excess of pre-established target.
Return on Total Common Equity — reported basis	Improved by 9.5% to 22.5%, in excess of pre-established target.
Return on Invested Capital	Improved by 7.7% to 18.2%, in excess of pre-established target.
Economic Profit	Year over year Economic Profit grew by over 100%, well in excess of pre-established target.

Note:

(1)
Net income before amortization of intangibles, return on invested capital and economic profit are not defined terms under Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar terms used by other issuers. Further explanations about these measures are contained in the "How the Bank Reports" and "Economic Profit (Loss) and Return on Invested Capital" sections of the Management's Discussion and Analysis contained in the 2004 Annual Report mailed to shareholders with this circular, including a reconciliation between the Bank's net income before amortization of intangibles and results determined in accordance with GAAP ("reported basis" results), and for the Bank's economic profit (loss) and return on invested capital.

        The Bank clearly exceeded all of its pre-established financial targets in 2004. The annualized total shareholder return over the last two years under Mr. Clark's leadership was 33%, ahead of the average of the peer Schedule 1 Canadian chartered banks.

        In addition to the pre-established financial objectives and relative total shareholder return, the Committee assesses Mr. Clark's performance against progress on key milestones. Milestones represent a key area of strategic focus for the CEO and the senior management team. In 2004, those milestones or areas of focus were:

  •
  Deal with near term strategic opportunities and challenges.

  •
  Continue to improve the investor's view of the Bank.

  •
  Continue to improve the risk controls and risk infrastructure.

  •
  Continue to develop and enhance the human resource capability and the culture of the organization.

        The Committee is pleased with year-over-year earnings growth, particularly in TD Canada Trust, which continues to outperform its peers, and with the Bank's progress against the agreed upon milestones under Mr. Clark's leadership. In addition, the capital position for the Bank has been restored and, as noted, there has been a significant improvement in the Bank's stock price.

  Base Salary

The Committee reviewed Mr. Clark's base salary against that of his peers and determined for 2005 that no adjustment was required. Mr. Clark's base salary of $1,400,000, which was effective January 2004, is positioned above the median of the Canadian banks, and approximately at median of the US comparator group.

  Annual Incentive Compensation

Given the Committee's assessment that the CEO milestones had been achieved or exceeded for the year, Mr. Clark was awarded annual incentive compensation of $4,000,000 of which $3,000,000 will be received in cash and $1,000,000 will be delivered as Deferred Shares Units. This represents an increase of just over 10% compared to 2003 and was in line with the increased level of funding throughout the Bank. (See Incentive Compensation Plan (ICP) on page 19.)

Mid and Long-Term Equity Based Compensation

The Committee views equity compensation as a key component of the CEO's compensation to ensure the interests of the CEO are aligned with those of shareholders. Mr. Clark's awards of Stock Options and Performance Restricted Share Units granted in December 2004 in respect of 2005 have a total value of

$6,150,000. This is equivalent to that awarded in December, 2003. This will be awarded as 50% stock options and 50% Performance RSUs, with the number of stock options determined using the Black-Scholes value, and the number of Performance RSUs determined using the face-value of a Bank common share.

        When considering the portion of annual incentive compensation delivered as Deferred Share Units, Mr. Clark will have over 60% of his compensation delivered as equity-based compensation.

  Total Direct Compensation

In summary, Mr. Clarks' total pay package for 2004 is $11,550,000 which is positioned above the 50th percentile (median) of the Canadian banks, but below the median of the U.S. bank comparator group. The Committee was satisfied that Mr. Clark led the Bank to strong results in 2004, has positioned the Bank well for delivery of longer term value for shareholders and, therefore, the compensation above the market median level of the Canadian banks was determined to be appropriate.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

		Annual Compensation						Long Term Compensation
								Awards								Payouts
Name and Principal Position	Year	Fiscal Salary ($)		Bonus ($)			Other Annual Compensation(2) ($)	Securities Under Options/SARs Granted (#)		Shares or Units Subject to Resale Restrictions ($)(6) RSU(7) DSU(9)						LTIP Payouts ($)			All Other Compensation(3) ($)

W.E. Clark President & CEO	2004 2003 2002	$ $ $	1,413,825 1,300,344 1,041,405	$ $ $	3,000,000 2,000,000 0	(1)	$78,310 — —	239,412 285,112 613,500	(4)	$ $ $	3,075,001 3,000,009 3,000,280	(4) (8)	$ $	1,000,000 1,625,000 —	(1)		— — —		$ $ $	21,465 20,208 3,343

R.E. Dorrance Vice Chair	2004 2003 2002	$ $ $	484,658 400,000 200,000	$ $ $	2,250,000 2,000,000 804,000	(1)	— — —	136,252 158,396 175,600	(4)	$ $ $	1,750,094 1,750,066 3,996,564	(4) (8)	$ $	750,000 500,000 —	(1)	$	— — 907,955	(10)	$ $ $	914 778 396

A.S. Rosen Vice Chair	2004 2003 2002	$ $ $	501,370 352,899 378,904	$ $ $	950,000 650,000 600,000	(1)	— — —	— 72,412 68,100	(5)	$ $	— 800,027 918,014	(5) (8)	$ $	300,000 200,000 —	(1)	$ $ $	216,000 186,581 3,420,314	(13) (12) (11)	$ $ $	946 972 810

F.J. Tomczyk Vice Chair	2004 2003 2002	$ $ $	502,748 501,374 400,279	$ $ $	850,000 800,000 600,000	(1)	— — —	70,072 72,412 109,800	(4)	$ $ $	900,018 800,027 500,464	(4) (8)	$ $	350,000 300,000 —	(1)		— — —		$ $ $	950 976 843

D.A. Marinangeli Executive Vice President & CFO	2004 2003 2002	$ $ $	350,959 350,000 345,411	$ $ $	450,000 450,000 450,000	(1)	— — —	52,556 49,784 69,900	(4)	$ $ $	675,051 550,088 250,650	(4) (8)	$ $	450,000 100,000 —	(1)		— — —		$ $ $	662 680 672

Notes to Summary Compensation Table:

(1)
Awarded on December 9, 2004 with respect to 2004 performance.

(2)
Except for Mr. Clark in 2004, the value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus. The amount for Mr. Clark includes club memberships totaling $23,329 and transportation services totaling $53,372. The appropriate taxable benefit is incurred for the amounts shown.

(3)
All figures in this column reflect the premiums and applicable provincial sales taxes paid by the Bank for term life insurance for each Named Executive Officer. Mr. Clark's employment agreement was amended in October 2002. It provides for an increased amount of term life insurance coverage to be paid by the Bank and this is reflected in the higher term life premium noted for 2003 and 2004.

(4)
Awarded on December 9, 2004 in respect of fiscal 2005.

(5)
Ms. Rosen will be taking a leave of absence in 2005, as announced in the Bank's press release dated November 29, 2004. Accordingly Ms. Rosen was not awarded Stock Options or Performance Restricted Share Units in December 2004 in respect of fiscal 2005.

(6)
The numbers in the chart above show the value at the date of grant. The aggregate holdings and value of all units for all Named Executive Officers as at December 31, 2004 are as follows:

	RSU		DSU		Total RSU and DSU
Name	# Units	Value on Dec. 31, 2004	# Units	Value on Dec. 31, 2004	# Units	Value on Dec. 31, 2004

W.E. Clark	230,224	$11,492,782	451,895	$22,558,598	682,119	$34,051,380

R.E. Dorrance	200,633	$10,015,599	27,846	$1,390,072	228,479	$11,405,671

A.S. Rosen	48,324	$2,412,334	207,984	$10,382,561	256,308	$12,794,895

F.J. Tomczyk	54,049	$2,698,126	36,050	$1,799,616	90,099	$4,497,742

D.A. Marinangeli	35,505	$1,772,410	35,117	$1,753,041	70,622	$3,525,451

Mr. Clark's DSUs include 170,000 units awarded to Mr. Clark as part of changes made to his employment agreement as described in the section titled "Pension Arrangements for Mr. Clark". Mr. Clark will be eligible for redemption of the 170,000 units only if he has continued employment with the Bank until age 63. If he were to terminate employment sooner than age 63, he would be eligible for a pro-rated portion of the 170,000 units, specifically: 22% effective June 1, 2005; 41% effective June 1, 2006; 59% effective June 1, 2007; 74% effective June 1, 2008; and 88% effective June 1, 2009.

Ms. Rosen's and Mr. Marinangeli's DSUs include 129,000 and 23,460 units, respectively, converted from RSUs to DSUs. These DSUs are described in footnote 9 below.

The values above are calculated for purposes of this chart using the December 31, 2004 TSX closing price for Bank common shares, which was $49.92.

(7)
These units incorporate a performance target tied to growth in economic profit and are redeemed on the third anniversary of the award date. Dividend equivalents are not paid on these units.

(8)
These units do not incorporate a performance target.

(9)
A portion of annual incentive compensation is delivered in the form of DSUs. Dividend equivalents are paid on these units. Units are redeemable on retirement or termination. Payment is based on the average of the high and low prices at which the Bank's common shares traded on the TSX on the day the participant provides redemption instructions.

(10)
Paid under the Long Term Capital Plan awards made in 1999.

(11)
$2,451,479 paid under the Long Term Capital Plan awards made in 1999, $240,451 paid under the Long Term Capital Plan awards made in 2000, and $728,384 paid under the Long Term Capital Plan awards made in 2001.

(12)
$97,042 paid under the Long Term Capital Plan awards made in 1999 and $89,539 paid under the Long Term Capital Plan awards made in 2000.

(13)
$108,000 paid under the Long Term Capital Plan awards made in 1999 and $108,000 paid under the Long Term Capital Plan awards made in 2000.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED CALENDAR YEAR

Name	Securities Under Options/SARs Granted		% of Total Options/SARs Granted to Employees in the Calendar Year		Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date of Grants

W.E. Clark	239,412	(1)	11.12%	(2)	$49.40	$49.40	December 9, 2011

R.E. Dorrance	136,252	(1)	6.33%	(2)	$49.40	$49.40	December 9, 2011

A.S. Rosen(3)	0		0%		N/A	N/A	N/A

F.J. Tomczyk	70,072	(1)	3.25%	(2)	$49.40	$49.40	December 9, 2011

D.A. Marinangeli	52,556	(1)	2.44%	(2)	$49.40	$49.40	December 9, 2011

Notes to Options/SAR Grant Table:

(1)
Awards were granted on December 9, 2004 for Bank common shares. The first 25% of the award becomes exercisable after one year, the second 25% after two years, the third 25% after three years and the final 25% after four years.

(2)
% of options granted to employees of the Bank to buy Bank common shares.

(3)
As noted above, Ms. Rosen will be taking a leave of absence in 2005. Accordingly, Ms. Rosen was not awarded options in December 2004 in respect of fiscal 2005.

AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
CALENDAR YEAR AND CALENDAR YEAR-END OPTION/SAR VALUES

				Unexercised Options/SARs at Calendar Year-End(1) (#)		Value of Unexercised in-the-Money Options/SARs at Calendar Year-End(1)(2) ($)
	Securities Acquired on Exercise (#)		Aggregate Value Realized ($)
Name				Exercisable	Unexercisable	Exercisable	Unexercisable

W.E. Clark	0		$0	1,361,553	836,871	$16,672,812	$7,797,638

R.E. Dorrance	0		$0	157,399	372,849	$2,015,691	$2,799,324

A.S. Rosen	20,000	(3)	$698,640	72,153	88,359	$1,520,652	$1,050,606

F.J. Tomczyk	0		$0	177,678	191,006	$2,156,726	$1,535,890

D.A. Marinangeli	0		$0	232,771	135,819	$3,989,334	$1,038,163

Notes to Aggregate Options/SAR Exercises Table:

(1)
Options refer to options for Bank common shares.

(2)
Closing price on the TSX on December 31, 2004 of Bank common shares was $49.92.

(3)
These shares were acquired on exercise of 20,000 options granted to Ms. Rosen on March 31, 1994, which would have otherwise expired and lost all value on March 31, 2004. Ms. Rosen issued a press released advising of her intention to exercise these options on February 24, 2004 in keeping with the Bank's policy requiring all Named Executive Officers to pre-disclose by way of news release any intention to trade in the Bank's common shares, including the exercise of stock options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table shows as of December 31, 2004 aggregated information for compensation plans under which equity securities of the Bank are authorized for issuance from treasury. The figures shown for "Equity Compensation Plans approved by securityholders" relate to the Bank's Stock Incentive Plan described on page 21.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by securityholders	23,631,416	$36.59	14,262,068
Equity Compensation Plans not approved by securityholders	N/A	N/A	N/A
Total	23,631,416	$36.59	14,262,068

PENSION ARRANGEMENTS

PENSION PLAN TABLE

	Years of Service
Final Average Earnings
	15	20	25	30	35

$300,000	58,313	77,751	97,188	116,626	106,063

$400,000	88,313	117,751	147,188	176,626	166,063

$500,000	118,313	157,751	197,188	236,626	226,063

$600,000	148,313	197,751	247,188	296,626	286,063

$700,000	178,313	237,751	297,188	356,626	346,063

$800,000	208,313	277,751	347,188	416,626	406,063

$900,000	238,313	317,751	397,188	476,626	466,063

$1,000,000	268,313	357,751	447,188	536,626	526,063

$1,100,000	298,313	397,751	497,188	596,626	586,063

$1,200,000	328,313	437,751	547,188	656,626	646,063

$1,300,000	358,313	477,751	597,188	716,626	706,063

$1,400,000	388,313	517,751	647,188	776,626	766,063

$1,500,000	418,313	557,751	697,188	836,626	826,063

$1,600,000	448,313	597,751	747,188	896,626	886,063

$1,700,000	478,313	637,751	797,188	956,626	946,063

$1,800,000	508,313	677,751	847,188	1,016,626	1,006,063

$1,900,000	538,313	717,751	897,188	1,076,626	1,066,063

$2,000,000	568,313	757,751	947,188	1,136,626	1,126,063

PENSION ARRANGEMENTS FOR NAMED EXECUTIVE OFFICERS

The preceding table reflects the annual supplemental pension benefits payable to certain officers of the Bank, including certain of the Named Executive Officers, at age 63 for the various earnings/service combinations shown. The amounts in the above table are based on 2% per year of service, to a maximum of 30 years, of the average of the last five years of salary and incentive compensation payments (capped in the manner described below) less $1,833.33 for each year of service ($1,722.22 for each year of service prior to December 23, 2002 for Mr. Tomczyk) to a maximum of 35 years, less an adjustment for Canada Pension Plan benefits.

        The maximum annual supplemental pension benefit will be the greater of:

  •
  60% of the average of the last five years of salary and capped incentive compensation payments; or

  •
  70% of the average of the final five years of salary,

less $1,833.33 for each year of service ($1,722.22 for each year of service prior to December 23, 2002 for Mr. Tomczyk) to a maximum of 35 years less an adjustment for Canada Pension Plan benefits.

        Incentive compensation payments are those described under the heading Incentive Compensation Plan (ICP) on page 19 and, for purposes of these supplemental pension benefits, cannot, in any one fiscal year, exceed 120% of the Named Executive Officer's salary rate in effect at the end of that fiscal year. The following table sets out the capped incentive compensation payments for fiscal year 2004, based on the figures reported under the Bonus and DSU columns in the Summary Compensation Table on page 24, that would be considered for purposes of determining supplemental pension benefits for the Named Executive Officers if 2004 were a relevant year for calculating such benefits. The salary rate in effect at the end of the fiscal year was used in this calculation.

Name	Capped Incentive Compensation Payment

A.S. Rosen	$600,000

F.J. Tomczyk	$601,649

D.A. Marinangeli	$420,000

These supplemental pension benefits are payable for life. Upon death, reduced payments continue to the surviving spouse.

Ms. Rosen and Messrs. Tomczyk and Marinangeli are also entitled to annual pension benefits at age 63 from the Bank's registered pension plan, The Pension Fund Society (the "TD Plan"). The TD Plan provides annual defined pension benefits to the participating Named Executive Officers of $1,833.33 for each year of credited service under the TD Plan, to a maximum of 35 such years. These pension benefits are payable for life. Upon death, reduced payments continue to the surviving spouse.

The service upon which benefits are determined under both the supplemental plan and the TD Plan are as set out below for each participating Named Executive Officer:

	Service to October 31, 2004		Service at age 63
Name	Supplemental Plan	TD Plan	Supplemental Plan	TD Plan

A.S. Rosen	10.4	2.8	23.2	15.5

F.J. Tomczyk	6.8	1.8	20.4	15.5

D.A. Marinangeli	17.7	12.4	26.5	21.2

Based on 2004 salary rates and incentive compensation payments continuing unchanged until retirement and on the projected service to age 63 noted in the above table, the estimated annual pension benefits to which each participating Named Executive Officer would be entitled under the supplemental plan and the TD plan combined are as follows:

Name	Estimated Annual Pension Benefit

A.S. Rosen	$489,000

F.J. Tomczyk	$436,500

D.A. Marinangeli	$390,700

Mr. Tomczyk is also entitled to benefits under the defined contribution portion of the registered pension plan of Canada Trustco Mortgage Company (the "CT Plan") in respect of his service prior to August 19, 2002. Contributions to the CT Plan made by the Bank on his behalf ceased on August 18, 2002. At October 31, 2004, the value of Mr. Tomczyk's defined contribution pension plan account was $74,831.

The 2004 service cost and the accrued benefit obligation at October 31, 2004, under the supplemental plan and the TD Plan are set out below for each participating Named Executive Officer. The accrued benefit obligation at October 31, 2004 also includes the benefit obligations under the CT Plan for Mr. Tomczyk.

Name	2004 Service Cost(1)	Accrued obligation at October 31, 2004(2)
A.S. Rosen	$144,000	$1,576,000
F.J. Tomczyk	$135,000	$1,061,800
D.A. Marinangeli	$115,000	$2,138,000

Notes:

(1)
Service cost is the value of the portion of the projected pension accrued in the year. The value has been determined using the same actuarial assumptions as were used for determining the 2004 pension expense disclosed in Note 13 of the 2004 consolidated financial statements.

(2)
Accrued obligation is the value of the portion of the projected pension accrued for service to October 31, 2004. The value has been determined using the same actuarial assumptions as were used for determining the year-end pension plan obligations disclosed in Note 13 of the 2004 consolidated financial statements.

Mr. Dorrance does not participate in the Bank's supplemental plan nor in the TD Plan.

The estimated annual pension benefits, service cost and accrued benefit obligations for the Named Executive Officers, including Mr. Clark as described below, are estimated amounts based on assumptions and as such may not be comparable to similar amounts provided by other issuers and may change over time as a result of a number of factors, such as changes to the assumptions and changes in compensation.

PENSION ARRANGEMENTS FOR MR. CLARK

Mr. Clark is entitled to benefits under the defined contribution portion of the CT Plan in respect of his service prior to August 19, 2002. Contributions to the CT Plan made by the Bank on his behalf ceased on August 18, 2002. Subsequent to that date, Mr. Clark is entitled to annual pension benefits at age 63 from the TD Plan. The TD Plan provides annual defined pension benefits to Mr. Clark of $1,833.33 for each year of credited service under the TD Plan, to a maximum of 35 such years. The TD Plan pension is payable for life. Upon death, reduced payments continue to the surviving spouse.

        Mr. Clark also has supplemental pension arrangements under the terms of his employment agreement with the Bank. As described in the following section entitled Employment Arrangements for Named Executive Officers, the prior Term Certain Annuity arrangement with Mr. Clark was discontinued in 2004 and replaced by additional annual pension benefits and Deferred Share Units in order to further align his interests with those of shareholders. The additional annual pension arising from the discontinuance of the prior Term Certain Annuity has been included in this section as part of Mr. Clark's total supplemental pension arrangements.

        The agreement provides for a lifetime supplemental pension benefit determined on a schedule that specifies an escalating percentage benefit based on the date Mr. Clark leaves the Bank's employment and the annual average of his highest consecutive 36 months' salary, and is inclusive of the pensions under the CT Plan and the TD Plan. In 2004, the 60% surviving spouse benefit was replaced by a 100% surviving spouse benefit and the escalating percentage was reduced on an equivalent value basis. For the purposes of the agreement, credited service at October 31, 2004 is 13 years for his supplemental pension and 1.8 years for his TD Plan pension. At age 63, the age at which he would normally retire under the terms of the agreement, Mr. Clark will have 19 years of service for his supplemental pension and 7.8 years for his TD Plan pension. At age 63, the benefit under his agreement will pay him an annual income, inclusive of the pensions under the CT Plan and the TD Plan, of 165.9% of the annual average of his highest consecutive 36 months' salary. Based on his 2004 salary continuing unchanged until retirement, this benefit, inclusive of the pensions under the CT Plan and the TD Plan, will be comprised of $1,696,800 of supplemental pension and $625,800 of additional pension attributable to the former Term Certain Annuity arrangement.

        The 2004 service cost and the accrued pension obligation at October 31, 2004, for Mr. Clark's supplemental pension arrangements described in this section (inclusive of the pensions under the CT and TD Plans), are set out below. As discussed in the following section, Mr. Clark's pension arrangements are based on the obligations that CT had provided to Mr. Clark for pension and certain other compensation under its employment agreement with him and which the Bank was obligated to continue. The following table breaks out the total service cost and accrued obligation for Mr. Clark's current pension arrangements between the amounts attributable to:

  •
  the supplemental pension Mr. Clark otherwise would have at age 63 had his pension been determined in the same manner as for other Named Executive Officers, as described above (the "TD Pension Arrangement");

  •
  the incremental supplemental pension at age 63 that results from the pension arrangements that CT provided to Mr. Clark (the "CT Pension Arrangement"); and

  •
  the additional pension at age 63 that arises from the discontinuance of the Term Certain Annuity (the "Other CT Compensation").

W.E. Clark	2004 Service Cost(1)	Accrued obligation at October 31, 2004(2)
TD Pension Arrangement	$503,000	$7,227,000
Continuation of CT Pension Arrangement	493,000	6,653,000
Continuation of Other CT Compensation	276,000	6,267,000
Total for Current Pension Arrangements	$1,272,000	$20,147,000

Notes:

(1)
Service cost is the value of the portion of the projected pension accrued in the year. The value has been determined using the same actuarial assumptions as were used for determining the 2004 pension expense disclosed in Note 13 of the 2004 consolidated financial statements.

(2)
Accrued obligation is the value of the portion of the projected pension accrued for service to October 31, 2004. The value has been determined using the same actuarial assumptions as were used for determining the year-end pension plan obligations disclosed in Note 13 of the 2004 consolidated financial statements.

EMPLOYMENT ARRANGEMENTS FOR NAMED EXECUTIVE OFFICERS

Prior to its acquisition by the Bank, Mr. Clark was President and Chief Executive Officer of CT Financial Services Inc. ("CT"), and was party to an employment agreement with CT. At the time of the completion of the acquisition, Mr. Clark entered into an employment agreement with the Bank. The terms of Mr. Clark's agreement were based on CT's obligations under its agreement with him, including pension arrangements typical for a chief executive officer hired in mid-career and compensation equivalent to thirty months of salary, bonus and pension accrual should Mr. Clark leave the Bank for whatever reason on or prior to January 31, 2003. To ensure the retention of Mr. Clark's services beyond January 31, 2003, it was necessary for the Bank to continue to honour the compensation and pension rights that would otherwise be available to Mr. Clark should he leave the Bank prior to January 31, 2003. To accomplish this, Mr. Clark's agreement was re-written and the Term Certain Annuity and the pension arrangements discussed in prior years' management proxy circulars were provided to Mr. Clark. At that time, Mr. Clark gave up his right to the voluntary resignation compensation discussed above.

        Mr. Clark's employment agreement with the Bank was amended in October 2002 to reflect Mr. Clark's new responsibilities as CEO, assumed on December 20, 2002. At that time, Mr. Clark gave up certain pension and other rights available to him under his previous agreement with CT and continued by the Bank until that time.

        In 2004, Mr. Clark's employment agreement was further amended. The Term Certain Annuity arrangement was discontinued and was replaced by Deferred Share Units and additional pension benefits. The previously guaranteed growth in value of the Term Certain Annuity from October 10, 2004 to age 63 was converted into 170,000 Deferred Share Units. For Mr. Clark to receive equivalent value at age 63, the Bank must earn a 10% annual compound total shareholder return. This effectively puts what was previously a guaranteed amount to Mr. Clark at risk and clearly aligns with the interests of the Bank's shareholders. In addition, the Deferred Share Units vest on an annual basis between now and when Mr. Clark turns 63 on a basis consistent with the former Term Certain Annuity. The vesting schedule associated with these DSUs is as follows: 22% effective June 1, 2005; 41% effective June 1, 2006; 59% effective June 1, 2007; 74% effective June 1, 2008; 88% effective June 1, 2009; and 100% effective June 1, 2010, the year in which Mr. Clark turns age 63.

        The portion of the Term Certain Annuity accrued to Mr. Clark as at October 10, 2004 was converted to an additional pension of equivalent value payable at age 63. This additional pension is included with the supplemental pension described in the previous section entitled Pension Arrangements for Mr. Clark.

        Based on certain obligations of CT in an agreement with Mr. Tomczyk (who was formerly an officer of CT), Mr. Tomczyk has an employment agreement with the Bank that entitles him to receive a lump sum payment of $120,000 upon resignation, retirement or termination. Mr. Tomczyk's employment agreement also provides for payment of a term certain annuity upon resignation, retirement or termination. The term certain annuity is determined based on a schedule that specifies an escalating amount based on the date Mr. Tomczyk leaves the Bank's employment. At February 1, 2005, the annual term certain annuity is $200,000, increasing to $230,000 on February 1, 2007, and thereafter by 3.39% for each year from February 1, 2007 until the date he leaves the Bank's employment. The term certain annuity commences on the first of the month following the date Mr. Tomczyk's employment ends and is payable for a guaranteed 15 years.

FIVE YEAR TOTAL SHAREHOLDER RETURN COMPARISON

The following graph assumes that $100 was invested on October 31, 1999 in Bank common shares, the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) and the S&P/TSX Composite Index Banks (formerly the TSX Banks and Trusts Sub-group), respectively.

CUMULATIVE VALUE OF A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS

Note:

(1)
With dividends reinvested at the price determined by the Bank pursuant to the Bank's Dividend Reinvestment Plan commencing from the dividend paid on April 30, 2002, which was the first dividend paid by the Bank to which the Dividend Reinvestment Plan applied.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Except for routine indebtedness, there is no outstanding indebtedness for any employees, executive officers and directors of the Bank.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Bank has purchased, at its expense, a blended insurance program that includes directors' and officers' liability insurance. This insurance provides protection for directors and officers against liability incurred by them in their capacity as directors and officers of the Bank and its subsidiaries. This part of the policy has a dedicated policy limit of $200,000,000 per claim and in the aggregate for the 12 months ending May 1, 2005. There is no deductible for this coverage. The insurance applies in circumstances where the Bank may not indemnify its directors and officers for their acts or omissions. Premiums paid by the Bank relating to unindemnifiable directors' and officers' liability insurance are approximately $600,000.

DIRECTORS' APPROVAL

The Board of Directors has approved the contents of this management proxy circular and its sending to the common shareholders.

KEVIN N. THOMPSON
Vice President, Legal and Corporate Secretary

SCHEDULE A

SHAREHOLDER PROPOSALS

The following proposals have been made by holders of shares of the Bank for consideration at the meeting. Proposals A and B have been submitted by Mr. Yves Michaud, 4765, avenue Meridien, Montreal, Quebec H3W 2C3. Proposals C, D and E have been submitted by the Association for the Protection of Quebec Savers and Investors Inc. (APEIQ) of 82, Rue Sherbrooke Ouest, Montreal, Quebec H2X 1X3. Proposals F and G were submitted by Mr. J. Robert Verdun of 153-B Wilfred Avenue, Kitchener, Ontario N2A 1X2 (519-574-0252). The comments about Mr. Gerald Schwartz and about Nortel Networks Corporation in the Shareholder's Explanation to Proposal G are those of Mr. Verdun and are not endorsed by the Bank.

The Board of Directors opposes these proposals for the reasons set out after each of them.

Proposal A: It is proposed that the Bank proceed with the closure of its subsidiary or subsidiaries in tax havens.

Shareholder's Explanation: Tax havens represent a serious threat to sound capitalism by facilitating tax evasion and scams, as well as illicit money laundering activities and other financial transactions conducted by criminal elements.

Canadian taxpayers as a whole are affected by this situation. To encourage and participate freely in this practice as the banks do is depriving Canada and Federal States of revenues that would otherwise go to health, education, research and economic development. In April 2001, the OECD published a report on offshore centres, where they asked the member countries to "develop measures to counter the distorting effects of harmful tax competition on investment and financing decisions and the consequences for national tax bases". Denis Desautels, former Auditor General of Canada, and Mrs. Sheila Fraser have moreover spoken on the serious problems related to the tax agreements entered into with the countries that practice harmful tax competition such as Barbados, the Bahamas and Bermuda.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The proposal links "tax havens" with criminal activity such as tax evasion, scams and money laundering. We want to be clear that the Bank does not participate in, encourage or condone criminal activity.

TD Bank Financial Group (TDBFG) is a global business with subsidiaries operating in many jurisdictions around the world. We believe our global operations are important to TDBFG's success. TDBFG is subject to and complies with the varying tax regulations in each of these jurisdictions, as well as in Canada. Some of these jurisdictions impose a higher rate and others a lower rate than Canada. TDBFG makes substantial disclosure of its international operations to Canadian tax authorities. In fact, the income earned in some jurisdictions also bears additional tax in other jurisdictions, principally Canada and the United States.

We also note that the OECD issued a report on harmful tax practices in 2004 indicating that the OECD's work in this area has achieved "significant and very positive results" since the 2001 report referred to in the proposal. The Bank does not have subsidiaries in the jurisdictions — Andorra, Liechtenstein, Liberia, Monaco and the Marshall Islands — that are on the OECD's current list of uncooperative tax havens.

Given multiple layers of regulation and oversight and our own code of conduct for business dealings, it is appropriate and in the best interests of our shareholders to operate in some jurisdictions imposing lower tax rates. We believe that TDBFG should continue in its goal to build value for its shareholders by building a global business, with subsidiaries in as many jurisdictions as are beneficial to that goal.

Proposal B: It is proposed that the Board of Directors of the Bank establish a salary ceiling for the senior officers of the Bank and of its subsidiaries, including all forms of remuneration and benefits.

Shareholder's Explanation: The indecent remuneration of senior officers revolts tens even hundreds of thousands of shareholders who are powerless in witnessing a real scramble towards groundless enrichment, disconnected from the real progress of the corporation. Kenneth Galbraith writes in his latest book The Economics of Innocent Fraud: "The market-based environment relies on a myth for the greater benefit of a few insiders. Business executives are the only ones in control of their own salaries at unconscionable levels. In this world of dupes, the apathy of the market patrol, the powerlessness of shareholders, the conspiracy of interests and the incompetence of numerous financial experts are not likely to reverse this trend".

Extravagant remunerations lead officers towards a permanent temptation of looking after their own personal interest before those of shareholders. Reports from so-called experts in remuneration, kept from the knowledge of shareholders, are shenanigans. Their interests are to agree with management like those of the members of the compensation committee. The first mandate of the members of the board of directors is to protect the interests of shareholders. They have, in this respect, the mandatory duty to end this wild race towards increasingly scandalous and provocative remunerations.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Board of Directors does not believe an executive "salary ceiling" would be in the best interests of shareholders. The Bank's executive compensation program is designed to attract, retain and motivate highly qualified and high-performing individuals. To achieve this goal, the Bank strives to ensure that its compensation program is competitive and consistent with trends at firms with whom we must compete for talent. Competitive compensation helps retain key resources, which allows for effective succession of key executive positions. However, the Board ensures there is a balance between competitive practice, on the one hand, and shareholder interests and good corporate governance on the other. To this end, the Bank introduced a number of significant changes to executive compensation in 2003 to further align the interests of executives with overall Bank strategy and the interests of shareholders. These are summarized in the response to Proposal E below. The Board is convinced that this balanced approach to executive compensation will benefit the Bank and its shareholders in the long term.

The proposal casts doubt on the integrity of experts who provide advice on executive compensation by stating that their interests are to agree with management. The Management Resources Committee takes its responsibilities very seriously. To help the Committee make best possible decisions on executive compensation, it has retained an independent advisor, Mr. Fred Cook. Mr. Cook is the chairman of a compensation consulting firm bearing his name, Frederic W. Cook & Co., Inc. based in New York City, New York. He has consulted to a large number of Fortune 500 firms throughout Canada and the United States, including in the financial services industry over the past years. Under the Committee's charter, the Committee, not management, has the sole power to hire — and fire — independent advisors, and to set their fees, which the Bank must pay. These robust safeguards help ensure that experts like Mr. Cook who provide advice to the Committee are fully independent of management.

Proposal C: It is proposed that The Toronto-Dominion Bank limit the term of office of an independent director sitting on the Board of Directors, to a maximum of ten years.

Shareholder's Explanation: The complexity of economic, technological and political contexts in which corporations evolve require a familiarization period for new directors. It is therefore normal that a director sit on a board of directors for a few years, after having acquired a solid understanding of the corporation's challenges.

Change is also part of the evolution of corporations. In this context, it is in the interest of companies to renew their board of directors on a regular basis by appealing to individuals who not only bring new proficiencies but can analyze the corporation's challenges with a certain perspective. Warren Buffet, who has extensive knowledge of the way boards of directors work, has often denounced the spirit of compliance that exists in board rooms and has underlined the difficulties linked to the loss of directors' objectivity and critical sense. The constant renewal of independent board members aims to counter the negative effects of a prolonged participation on the board of directors of a corporation, including the dulling of the sense of perception and analysis and the inhibition to express views that can be unpleasant to colleagues or executives.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

We agree with the principle that the composition of the Board should reflect a balance between experience and learning on the one hand, and the need for renewal and fresh perspectives on the other. To help ensure this balance is achieved, the Board took a leadership position in 2004 by adopting specific term limits for directors. Under the policy, directors are expected to serve up to a maximum of ten years, subject to annual performance assessments, annual re-election by the shareholders, and other requirements of the Bank's guidelines for board composition. On the Corporate Governance Committee's recommendation, the Board may extend a director's initial ten-year term limit by an additional five years, for a maximum total term limit of 15 years. In the most exceptional circumstances, the Board may extend a director's term limit for a further five years. In developing the policy, the Committee felt that it would be in the Bank's best interests to have the flexibility to extend the term of a high-performing director beyond the initial ten-year limit.

Consultations with institutional investors, including the Ontario Teachers' Pension Plan and others, played a pivotal role in developing the policy. Given the measures that the Board has proactively put in place, we believe that the issues raised in the proposal have already been addressed.

Proposal D: It is proposed that The Toronto-Dominion Bank implement cumulative voting for the election of board members, therefore giving minority shareholders a much more active role in the appointment of directors.

Shareholder's Explanation: Electing members of a board of directors is one of the elementary rights of shareholders. Good governance codes adopted by various countries encourage the improvement of the processes of choosing and electing directors. Cumulative voting is a provision existing under Canadian law in order to promote the expression of the will of minority shareholders in the election process of directors of corporations. This procedure allows all votes or part of the votes held by a shareholder to be voted for one or several candidates to the various positions of director of a corporation. For the cumulative vote to be exercised by shareholders, a corporation must implement the procedure. In view of the responsibilities of the board of directors in guiding senior management and its duty as guardian of the interests of shareholders and of the corporation, it is critical that shareholders be able to participate much more actively in the choice of the directors of business corporations.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

Currently, the Board is elected by a plurality of shares represented and voted at the annual meeting and directors are elected to serve until the next annual meeting. Shareholders, who are entitled to one vote per share, may cast their votes in favor of, or withhold their votes from, each director nominee and these votes are tabulated by the Bank's registrar and transfer agent in confidence. The Board's Corporate Governance Committee selects the director nominees listed in the management proxy circular and the Board approves their nomination. The Committee's process for selecting nominees is explained in detail on page 8-9 of the Annual Report, and includes: identifying what skills, qualities and backgrounds the Board needs; working with an independent consultant to help identify candidates who meet the qualifications being sought; and considering the contributions of the current directors to determine if they should be re-elected. For this purpose, the Committee also considers the Bank's term limits policy for directors and the results of the annual, consolidated feedback process for the Board and individual directors. The Committee is composed entirely of directors whom the Board has determined are independent, and a large majority of the Board is also independent. This is the fairest method of selecting directors who will represent all shareholders equally.

With cumulative voting, each shareholder receives a number of votes equal to the number of shares owned by the shareholder multiplied by the number of director nominees, and shareholders may direct all of their votes to any one candidate. Cumulative voting, therefore, could permit relatively small groups of shareholders to elect directors to represent their special interests or points of view. Special interest directors may tend to focus on their own special interests and not work together with other board members for the maximum benefit of all shareholders. The Board believes that each director should feel a responsibility to represent all shareholders and not just a special constituency of shareholders with their related special interests. Accordingly, the Board is of the view that cumulative voting in the election of directors is not in the best interests of the Bank or its shareholders.

In practice, cumulative voting has typically been employed in situations where there is a significant minority shareholder who has relied upon cumulative voting as a means to ensure representation on the board roughly proportionate to his or her shareholding. However, in the case of widely-held corporations such as the Bank, in order to take advantage of cumulative voting provisions, it would probably be necessary for any shareholder to engage in an expensive proxy solicitation campaign in order to achieve his or her goal of electing one or more directors.

Given the Bank's strong corporate governance practices, and our commitment to continually evaluating and improving these practices, the Board does not believe that cumulative voting is required in order to further safeguard shareholders' rights.

Proposal E: It is proposed that The Toronto-Dominion Bank replace the stock option plan for executives with a restricted share program, the shares of which must be retained for at least two years.

Shareholder's Explanation: Stock option plans must be eliminated as they have contributed to weakening the credibility of corporate compensation policies. These plans are inequitable for shareholders as a whole and it has been demonstrated that stock option plans are not compatible with long-term management.

From the shareholders' point of view, granting restricted shares will motivate the executives to manage as owners with a vision on more long-term objectives. Furthermore, senior executive compensation costs will be more easily identifiable in financial statements. It is important to grant restricted shares that must be retained for at least two years therefore requiring executives to hold them for a minimum period of time before trading them. This way, executives are less disposed to look for short-term profit and this is why many American corporations have chosen to replace stock option plans with restricted share programs.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Board of Directors does not support the proposal because its concerns were proactively addressed by changes to executive compensation made in 2003 that reinforce executive alignment with shareholders. These changes were described in last year's management proxy circular and included:

  •
  Reducing the use of stock options as a component of compensation in favour of performance-based restricted share units (these vest three years after award) for the Bank's senior executive team;

  •
  Increasing executive share ownership requirements, which all of the Bank's senior executive team now meet or exceed; and

  •
  Reducing the use of annual cash incentive payments in favour of long-term equity awards (specifically, deferred share units that only vest and mature on retirement or employment termination) to further align executive interests with long-term shareholder value.

In 2003, the Bank also implemented a requirement for the Chief Executive Officer to maintain his or her share ownership requirement (10 × base salary) for two years following retirement and for the rest of the senior executive team to maintain their stock ownership requirements for one year following retirement. The purpose of this policy is to ensure that the Bank's executives are accountable for sustaining shareholder value, and for the ongoing health, viability, and proper succession of the organization. Thus, the Bank's approach to executive compensation already ensures that the Bank's executives are focused on long-term objectives as advocated by the proposal.

At year-end 2004, 44.5% fewer options were granted compared with year-end 2002 as a result of the changes in executive compensation over this period. In order to reinforce sound governance in the Bank regarding stock options, the Board also established guidelines for burn rate, overhang and dilution (see page 22). However, the Board continues to believe that stock options remain a useful compensation tool for aligning executive interests with shareholders over the long-term when appropriately balanced with other forms of compensation. Given the reduction in the use of options in favour of other forms of compensation, including restricted share units, along with other changes mentioned above to further tie management's interests with those of shareholders, the Board does not believe it is appropriate to eliminate options altogether as requested in the proposal.

Finally, the cost of restricted share units and options are fully expensed and disclosed in the Bank's financial statements (see pages 79-80 of the Annual Report).

Proposal F: Candidates for Director must receive at least 75% support.

Shareholders acknowledge the commitment that the Board and Management made last year to apply industry-leading standards to all matters relating to corporate governance. In this context, all candidates for election to the Board of Directors must henceforth earn an "A" grade in the voting by the shareholders. Specifically, no candidate shall be elected to the Board of Directors unless that individual receives the support of at least 75% of the voting shareholders. This policy shall be implemented in full compliance with the Bank Act: If fewer than seven Directors receive the support of 75% of the voting shareholders, then the required minimum of seven shall be determined by those who receive the most votes, in accordance with section 167 (1) of the Bank Act, even if more than 25% of voting shareholders have withheld their support.

Shareholder's Explanation: The Bank Act clearly intends that Directors should be chosen in contested elections. However, as long as standard practice prevents truly democratic elections, no Director has a valid mandate unless shareholders have a realistic opportunity of casting a meaningful vote. The 75% threshold is high enough to be meaningful but not so high as to encourage irresponsible protest votes. Nortel Networks Corporation requires its candidates to receive a minimum of 66.7% of the votes cast by shareholders in order to be elected as Directors. If a company with such a disgraceful reputation accepts Directors who earn only a "B" grade from the company's owners, the shareholders of this Bank should accept nothing less than an "A" standard. This Bank does not want to find itself in a position similar to that of the Bank of Nova Scotia, which last year "elected" Gerald Schwartz as a Director, even though he had the worst attendance record of any Director of any major Canadian bank, and he was supported by only 61.3% of the voting shareholders.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Bank has received legal advice that in order for the proposal to be implemented, the Bank Act would need to be amended by the Parliament of Canada. Unlike the case of Nortel Networks Corporation, which is governed by the Canada Business Corporations Act, the Bank Act does not permit shareholders to set a higher threshold for the election of directors.

In addition, we want to assure you that if a significant number of votes were withheld from a director, the Corporate Governance Committee would take this into account when recommending to the Board the directors who should be nominated for election at the next annual meeting. However, the Board believes that the Bank has clearly articulated the high expectations for directors and that there are extensive processes in place to ensure that individual directors meet these expectations. As a result, the Board does not believe there is a significant risk that a director who falls short of these expectations would continue to be nominated. For example, all outside directors are expected to meet the qualifications set out in the Position Description for Directors (available on the corporate governance section of our website www.td.com), which includes attendance at, preparation for and participation in meetings. In addition, outside directors are required to acquire, over a set period of time, common shares or deferred share units equivalent to 6 × their retainer (currently, $1,200,000 for the Chairman of the Board, and $450,000 for all other directors). The Board also has an annual, consolidated feedback process that covers the Board, the Chairman of the Board, the committees, individual directors (through both self-review and peer review), and the Chief Executive Officer, and includes input from selected management. This comprehensive feedback process helps the Chairman of the Board, the Corporate Governance Committee and the Board to provide constructive comments to improve the effectiveness of each Board member, with a view to the nomination process.

Finally, we note that the Bank's form of proxy allows shareholders to vote for or withhold from voting for individual candidates. The Bank also posts on its website the percentage of votes received for and withheld from voting for each director immediately after the meeting. This information will also be posted on www.sedar.com commencing this year.

Proposal G: Directors who change occupation shall step down.

Shareholders acknowledge the commitment of the Board and Management made last year to apply industry-leading standards to all matters relating to corporate governance. In this context, it shall be the policy of the Bank to require any Director who experiences a significant change in occupation to resign as soon as practical. (A promotion within the same company shall not constitute a change for the purpose of this policy.) The Director who resigns may return to the Board if he or she achieves the necessary level of support from the voting shareholders at the next general meeting. In order to ensure continuity in a key role, the Board shall have the discretion to decline the resignation in the case of an individual who has specific skills that the Bank is relying upon, or who has been given a major leadership position, such as chairing the Board itself or the Bank's audit committee. A public statement shall be issued to explain why any resignation has been declined by the Board.

Shareholder's Explanation: Expanding upon any internal policy requiring such resignations, this proposal would make it formal and transparent. The Board's nominating committee weighs several factors in its selection of candidates for Director, but the most significant is the individual's current occupation. If a Director leaves his or her principal position or profession, it is an obvious time to reassess the appropriateness of the individual's continued membership on the Board. Directors who successfully stand for re-election would have renewed mandates in their changed circumstances, which would strengthen their ability to represent the shareholders independently and effectively. A formal policy requiring all Directors who change occupation to step down avoids placing the Bank in the potentially-difficult position of having to diplomatically remove an individual who has lost his or her position due to a scandalous situation.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Board believes it would be unnecessary to adopt the rigid policy advocated by the proposal because the Bank's existing policies already address changes in a director's occupation. For many years the Bank has had a comprehensive set of guidelines for board composition that include considering whether a director has had a material change in circumstances, such as a change of principal occupation. If this occurs, the director must offer to resign and the Board will decide, on the Corporate Governance Committee's recommendation, to accept or decline the director's resignation. Historically, when this has happened to a director, the director has been given a period of time — generally up to a year — to see if there might be a further change of circumstances that would make it appropriate for him or her to continue on the Board. The Bank has found that the policy has operated in the past as intended to ensure that directors who experience a lasting material change that impacts their ability to contribute to the Board do not continue to serve. If the director is again nominated to stand for election as a director, the changes in the individual's circumstances will be transparent in the proxy circular.

In addition to Proposals F and G, Mr. Verdun submitted a proposal concerning disclosure of voting by the Bank's mutual funds. After discussions with the Bank, Mr. Verdun agreed to withdraw his proposal because he is satisfied that the Bank supports in principle the concept that voting guidelines and voting records should be disclosed in a clear and timely manner with respect to voting shares owned by the public mutual funds that the Bank manages, and that the Bank will meet or exceed all standards set by regulators in this regard.

Mr. Verdun also submitted a proposal concerning fairness in credit card operations. Mr. Verdun agreed to withdraw this proposal because he is satisfied that it is unnecessary in light of the Bank's commitment to being a customer-driven organization. The Bank's customers include both VISA* cardholders and merchants who accept payments by way of VISA cards. The Bank operates on the basis that all of its customers are entitled to be treated fairly and honestly and that problems are addressed in a consistent and comfortable way. In the case of the Bank's credit card business, the Bank also operates within the rules and regulations of the VISA payment system, which include an extensive dispute resolution process. These rules reflect an intention to provide a balance between the interests of cardholders and merchants with a view to achieving a fair and efficient system. Within the VISA system (of which the Bank is a member), the Bank is committed to protecting the interests of all of its clients to the fullest extent possible. If the policies of the VISA system prove to be contrary to the interests of its clients and the objective of ensuring a fair and efficient system, the Bank will continue to put forth efforts to modify them.

*
Visa International Service Association/TD Canada Trust, licensed user of Mark.

SCHEDULE B

CORPORATE GOVERNANCE PROCEDURES

The Board of Directors and its Committees continually evaluate and improve the corporate governance policies and procedures of the Bank. In the following table, we compare the Bank's corporate governance procedures with the current Toronto Stock Exchange guidelines for effective corporate governance (the "TSX Guidelines"). The Bank's practices align with the TSX Guidelines. The Bank's Annual Report also contains an overview of the Bank's commitment to corporate governance and sets out descriptions, membership and the main responsibilities of the Board and its four Committees: the Audit Committee, the Management Resources Committee, the Corporate Governance Committee and the Risk Committee. The Corporate Governance section of this circular elaborates on the role of the Board and the independence of directors, and includes a report of each Committee. Additional information, including the full text of each Committee's Charter, is available on the corporate Governance section of our website www.td.com.

TSX Guidelines	Governance Procedures at the Bank
Guideline 1

The board of directors should explicitly assume responsibility for the stewardship of the Bank.

As part of that overall stewardship responsibility, the board of directors should assume responsibility for the following matters:

The Board of Directors is responsible for overseeing the Bank's management and business affairs and major policy decisions for the Bank. The Board of Directors acts in accordance with:

• the Bank Act;
• the Bank's By-laws;
• the Bank's Guidelines of Conduct;
• the charters of the Board and its Committees; and
• other applicable laws and Bank policies.

Copies of the Bank's Guidelines of Conduct, which include the Bank's code of ethics, are available upon request.
Guideline 1(a)
Adoption of a strategic planning process;
The Board approves and oversees the implementation of the Bank's strategies and reviews and approves the Bank's strategic plan. Each year there is an annual board strategy session and strategic matters are otherwise discussed frequently and thoroughly at Board meetings. Heads of business units and other members of management make numerous presentations to the Board which include a focus on, and discussion of, strategic initiatives. Recent developments that may impact strategic planning are also a focus of discussion at Board meetings. The Corporate Governance Committee annually reviews the adequacy of the strategic planning process. As considerable time was spent in recent years refining an overall strategy for the Bank, for the current year the Board will deepen its focus on the implementation of elements of the strategy, such as continued in-depth strategic discussions of any potential transactions flowing from the established overall strategy; a "deep dive" into the strategy for each business segment within the context of the overall strategy; and periodic updates to review progress by business segments on the delivery upon their respective strategies.

In addition, pursuant to the Policy for Approval of Material Acquisitions and Investments adopted by the Board on the recommendation of the Corporate Governance Committee, management must seek the Board's approval for any strategically important transaction.

TSX Guidelines	Governance Procedures at the Bank
Guideline 1(b)
Identification of principal risks of the Bank's business and ensuring the implementation of appropriate systems to manage these risks;
The Risk Committee on behalf of the Board is responsible for oversight of the management of risk of the Bank, including market, operational, liquidity, credit, regulatory and reputational risk. To fulfill this responsibility, the Committee ensures that sound policies, procedures and practices for the management of key risks under the Bank's risk framework are in place and confirms compliance with risk-related regulatory requirements applicable to the Bank. For more information on the risk management governance structure of the Bank please see the discussion starting at page 38 of the Annual Report.
Guideline 1(c)
Succession planning, including appointing, training and monitoring senior management;

The Board, and the Management Resources Committee (composed entirely of outside directors all of whom the Board has determined are unrelated and independent), oversee succession planning and the approval of succession decisions for senior officers and foster depth in management by rigorously assessing candidates for senior positions. The Chairman of the Board is responsible for ensuring such succession planning is in place.

The Management Resources Committee is also responsible for:

• ensuring a process is in place for the evaluation of senior officers having the rank of President and below;
• reviewing succession plans for critical positions within senior management at least annually; and
• reviewing plans for the development of senior officers.

In the course of monitoring the executive resourcing function, the Board and the Management Resources Committee monitor the development of executive resources. Directors are exposed to various members of management through frequent presentations made by senior officers to the Board and through interaction with management on an on-going basis.

Guideline 1(d)
A communication policy for the Bank; and
The Corporate Governance Committee's responsibilities include ensuring the Bank communicates effectively with its shareholders, other interested parties and the public through a proactive communications policy. The Bank's Disclosure Policy codifies the Bank's commitment to providing timely, accurate and balanced disclosure of all material information about the Bank to a broad audience. The Bank's Disclosure Policy is available on the Corporate Governance section of our website www.td.com. The Board or a Committee of the Board oversees communications with shareholders and other stakeholders including reviewing and/or approving key disclosure documents such as the quarterly and annual financial statements, the Annual Report, the Annual Information Form, the management proxy circular and the Corporate Responsibility Report. We carefully review shareholder proposals and feedback and provide regular opportunities for shareholders to communicate with us. All these inputs help us understand how we are doing and guide our future governance innovations.

TSX Guidelines	Governance Procedures at the Bank

Shareholders may communicate directly with non-management directors through the Chairman of the Board, by writing to:

 John M. Thompson
Chairman of the Board
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A2

There are other ways the Bank communicates with its shareholders, the public and other stakeholders. The Bank's Shareholder Relations Department (tdshinfo@td.com or toll free 1-866-756-8936) provides information to shareholders and responds to their inquiries. The Bank has an effective and proactive Corporate and Public Affairs Department and Investor Relations Department both of which are active in communicating with the public and are equipped to deal with inquiries from a wide range of stakeholders. The Bank also maintains an informative website at www.td.com that features webcasts of quarterly and annual investor conference calls (also available via telephone live and on a recorded basis), presentations made by senior management to the investment community, as well as regulatory filings and other investor information. This website also features a comprehensive section on corporate governance.

The Audit Committee also monitors procedures relating to disclosure of information to the Bank's customers that is required by the Bank Act and has approved a financial matters whistleblower policy that establishes a confidential and anonymous communication channel for employees and other stakeholders worldwide to raise concerns about accounting, internal accounting controls or auditing matters for the Bank. The Bank has also appointed an Ombudsman to assist customers who feel that an issue remains unresolved after dealing with the local branch and regional offices. The Ombudsman's office provides an independent and impartial review of issues between the Bank and its customers.
Guideline 1(e)
the integrity of the corporation's internal control and management information systems.
The Board, together with its Committees, requires management to implement and maintain appropriate systems of internal controls and management information systems. The Audit Committee monitors the internal controls of the Bank to ensure the necessary checks and balances are in place and receives reports on the adequacy and effectiveness of internal controls from internal audit and the shareholders' auditors.

In addition, the Audit Committee has overseen the initiation of the Financial Controls Program and continues to oversee its progress. The purpose of the program is to build an auditable and sustainable program to comply with U.S. Sarbanes-Oxley Act of 2002 sections related to internal controls over financial reporting and equivalent Canadian rules.

TSX Guidelines	Governance Procedures at the Bank
Guideline 2

The board of directors should be constituted with a majority of individuals who qualify as "unrelated" directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interest of the Bank, other than interests and relationships arising from shareholding.
All directors standing for election at the meeting are unrelated according to the TSX Guidelines other than Mr. W. Edmund Clark, President and Chief Executive Officer of TD Bank Financial Group, and Mr. William J. Ryan (subject to completion of the Banknorth transaction), who is currently Chairman, President and Chief Executive Officer of Banknorth Group, Inc. For more information on director independence, please see the discussion starting on page 12 of this circular.

Guideline 3

The board has the responsibility for applying the definition of "unrelated director" to the circumstances of each individual director and for disclosing annually the analysis of the application of the principles supporting their conclusion. Management directors are related directors.
The Board, through the Corporate Governance Committee, determines whether or not each director is an unrelated director according to the TSX Guidelines. For more information on director independence please see the discussion starting on page 12 of this circular.

Guideline 4

The board of directors should appoint a committee of directors composed exclusively of outside, i.e. non- management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees and for assessing directors on an ongoing basis.
The Corporate Governance Committee (composed entirely of outside directors, all of whom the Board has determined are unrelated and independent) recommends to the Board a list of directors for election at the annual meeting and recommends to the Board candidates to fill any positions on the Board that may arise between annual meetings. This Committee is responsible for ensuring all nominees are high calibre candidates who have a diversity of industry and professional experience and other qualities that will contribute to the effective functioning of the Board.

In addition to having the requisite skills and experience, all non- management directors must meet the qualifications for directors set out in the Position Description for Directors summarized on page 8 of the Annual Report. The full text of the Position Description for Directors is available on the Corporate Governance section of our website www.td.com. The Corporate Governance Committee utilizes an independent consultant to assist it in the recruitment of new candidates for the Board. In addition, each member of the Board is asked to identify possible candidates. For more information on how the Corporate Governance Committee selects nominees for the Board, please see the discussion on page 8 of the Annual Report.

TSX Guidelines	Governance Procedures at the Bank
Guideline 5

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.
Last year the Corporate Governance Committee bolstered its Board feedback process by expanding the scope of director input to include feedback to peers, and inviting selected management to provide their feedback. In addition, the Chairman of the Board, working with an independent consultant, consolidated our feedback tools into a single process that covers the Board, the Chairman of the Board, the Committees, individual directors (through both self-review and the newly enhanced peer review process), and the Chief Executive Officer. The Chair of the Management Resources Committee leads the evaluation of the Chairman of the Board, and the Chairman leads the evaluation of the Chief Executive Officer. This comprehensive feedback process helps the Chairman of the Board, the Corporate Governance Committee and the Board to provide constructive comments to improve the effectiveness of the Board, its Committees and each Board member.
Guideline 6
Every corporation should provide an orientation and education program for new recruits to the board.
The Bank provides a comprehensive educational session to orient new directors (which also serves as a refresher for current directors) that provides them with specialized and streamlined information about how the Bank is managed, its key businesses, its strategic direction and the significant issues and key risks it faces. All new directors are also provided a Director's Orientation Manual. Members of the executive management team make targeted, highly relevant presentations to new directors and are made available to answer questions directly.

In addition, presentations are made regularly to the Board on different aspects of the Bank's operations and educational presentations in topical areas are made periodically to assist the Board members in fulfilling their obligations. The Corporate Governance Committee serves as a resource centre for the ongoing education of directors with respect to their duties and responsibilities as directors and ensures that prospective candidates fully understand the role of the Board and its Committees and the contribution expected of individual directors.
Guideline 7

Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision- making.

The Corporate Governance Committee recommends criteria for the composition of the Board and the size of the Board.

Each year the Board carefully examines the composition of the Board including issues relating to its size and balances factors such as age, geographical, professional, and industry representation. The Board also ensures that the directors of the Bank, taken all together, have the right skills, experience and capabilities to meet the challenges facing the Bank.

The Board has significantly decreased its size in the past 15 years from 35 directors in 1990 to the current 18 directors. In considering board size, the Board balances the competing goals of keeping the board size small enough to permit effective discussions and ensuring there is adequate representation to meet the demands of board and committee work in the context of the Bank's business and operating environment. The Board has in place comprehensive Guidelines for Board Composition that formalize key considerations.

In addition, please see the discussion under the heading Term Limits for Directors on page 14 of this circular. The new term limits policy helps support the Bank's goal of bringing diversity of age, as well as gender, region and experience to the Board.

TSX Guidelines	Governance Procedures at the Bank
Guideline 8

The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risks involved in being an effective director.
The Corporate Governance Committee of the Board of Directors is responsible for reviewing director compensation and ensures that it is competitive and aligns directors' interests with those of shareholders. The Board believes its existing compensation structure appropriately aligns the interests of directors with those of shareholders, recognizes the increasing complexity of the Bank's operations and the obligations of its directors and is consistent with trends in the market and the fees paid to directors of comparable businesses. For information regarding the amount and form of directors' compensation, please see page 11 of this circular.
Guideline 9

Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated, although some committees, such as the executive committee, may include one or more inside directors.
Each of the Board's Committees is composed entirely of outside directors, all of whom the Board has determined are unrelated and independent. For more information on director independence please see the discussion starting on page 12 of this circular.

Guideline 10
Every board of directors should expressly assume, or assign to a committee, responsibility for developing the corporation's approach to governance issues, including the response to the TSX guidelines.
The Board and management of the Bank are committed to leadership in corporate governance. The Corporate Governance Committee is responsible for corporate governance issues, including structures and procedures for the independent functioning of the Board. The Corporate Governance Committee and the Board of Directors have reviewed and approved this response to the TSX Guidelines. For more information on the Bank's corporate governance practices please see pages 7 to 10 of the Annual Report and the report of the Corporate Governance Committee starting on page 13 of this circular, as well as the corporate governance section of our website www.td.com.
Guideline 11

The board of directors, together with the CEO, should develop position descriptions for the board and the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives, which the CEO is responsible for meeting.
The Management Resources Committee reviews, and approves, the CEO's Position Description and the corporate goals and objectives for which the CEO is responsible. The Board and the Management Resources Committee monitor the CEO's performance against these goals and objectives. In addition, the Chairman of the Board leads a formal and thorough evaluation of the performance of the CEO at least annually and reports the results of such monitoring and evaluation to the CEO. This forms the basis of the Management Resources Committee's recommendation to the Board for the total salary, incentive and equity compensation of the CEO. Succession plans for all critical positions within the senior management of the Bank, including the CEO, are also reviewed by this Committee.

TSX Guidelines	Governance Procedures at the Bank
The Board operates under a written charter described on page 8 of the Annual Report and available on the corporate governance section of our website at www.td.com. In accordance with the requirements of the Bank Act, certain important matters must be brought before the Board of Directors. The Board has also chosen to reserve certain other key decisions to itself. Pursuant to its charter obligation to ensure there are sufficient checks and balances on management, the Board has established approval criteria for management in the areas of the extension of new credit, investment decisions for the Bank's securities portfolios, capital spending, executive compensation and the issuance of securities of the Bank. The Board has also implemented formal policies for the approval of material business acquisitions and investments and the entering into of major outsourcing projects. Finally, the Board has retained complete authority over certain other transactions out of the ordinary course of business, fundamental changes and the approval of financial statements prior to release to shareholders.

Guideline 12

The board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be (i) appoint a non-management chair or (ii) adopt alternate means such as a lead director.

Appropriate procedures may involve the board meeting on a regular basis without management or assigning the responsibility of administering the board's relationship with management to a committee of the board.

In order to facilitate the independent functioning of the Board of Directors from management, the Board appointed John M. Thompson, an unrelated and independent director, as Chairman of the Board. Mr. Thompson serves under a charter setting out his main responsibilities which are summarized on page 7 of the Annual Report. The full text of Chairman's Charter is available on the corporate governance section of our website www.td.com. As Chairman, Mr. Thompson chairs every meeting of the Board (including meetings without management present), the Corporate Governance Committee and the shareholders.

In addition to ensuring that Board composition enhances its independent functioning, the Board has implemented the following:

• the Corporate Governance Committee receives periodic reports on the independence status of directors and considers material relationships between the Bank and individual directors;
• the Board and its committees meet independently of management at every regularly scheduled meeting;
• the Board and its committees have the authority to hire and fire their own independent advisors;
• a strong independent Chairman of the Board role with a clear mandate to provide leadership in governance matters;
• the Chairman of the Board is responsible for setting the agenda for each Board meeting;
• a policy requiring all directors to acquire, over a set period of time, Bank shares worth six times their applicable annual retainer;
• the provision of high-quality information for directors — a comprehensive educational session for new directors (also serving as a refresher for current directors), periodic educational presentations on topics of importance to particular committees and the Board as a whole, access to management, and sufficient time to review material in advance of meetings.
As Chairman, Mr. Thompson also acts as a liaison between the CEO and the Board and a sounding board for the CEO.

TSX Guidelines	Governance Procedures at the Bank

Guideline 13

The audit committee of every board of directors should be comprised only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to committee members. The audit committee should have direct access to internal and external auditors and the committee's duties should include oversight responsibilities for management reporting on internal controls. In addition, the audit committee should ensure that management has an effective system of internal control.

The Audit Committee is composed entirely of outside directors, all of whom the Board has determined are unrelated and independent, and is required to have a minimum of three members. The Board has determined that there is at least one Audit Committee member who has the attributes of an audit committee financial expert as defined in the U.S. Sarbanes-Oxley Act of 2002. All members of the Audit Committee are expected to be financially literate or willing and able to acquire the necessary knowledge quickly. The members of the Audit Committee, the Audit Committee's responsibility for the relationship with the shareholders' auditors and other information on the Committee's role is set out on pages 9 to 10 of the Annual Report.

The Committee meets regularly without management present with the shareholders' auditors, the Bank's Chief Auditor (who heads the Bank's internal audit department), the Chief Financial Officer, officials from the Office of the Superintendent of Financial Institutions Canada, and alone. The main responsibilities of the Audit Committee are set out in its charter and are discussed in detail in the Report of the Audit Committee starting on page 15 of this circular.

The Audit Committee monitors the internal controls of the Bank to ensure the necessary checks and balances are in place and receives reports on the adequacy and effectiveness of internal controls from internal audit and the shareholders' auditors. The Audit Committee assesses the adequacy and effectiveness of internal controls and the integrity of the Bank's financial reporting to shareholders.

During 2004, the Audit Committee approved the implementation of a financial matters whistleblower policy and oversaw the initiation of the Financial Controls Project. Both of these initiatives further strengthen the Audit Committee's oversight of the quality and integrity of the Bank's financial reporting. See page 16 of this circular for a discussion of these initiatives.
Guideline 14

The board of directors should implement a system that enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. This engagement should be subject to approval by an appropriate committee of the board.
According to the Bank's corporate governance policies, the Board of Directors, its Committees and each director can retain independent advisors, at the Bank's expense, on any matter related to the Bank. For example, in 2004 the Corporate Governance Committee retained an independent advisor in respect of the consolidation of the Board evaluation process and that Committee continued to utilize the services of an independent advisor with respect to director recruitment; and the Management Resources Committee continued to utilize an independent advisor in connection with executive compensation. Each committee retaining an advisor has sole authority to approve the amount of the advisor's fees and to terminate the advisor's retainer. For an individual director to retain an advisor, the director requires the approval of the Corporate Governance Committee.

The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A2
 www.td.com

TD Shareholder Relations
416-944-6367 or 1-866-756-8936
email: tdshinfo@td.com

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
416-643-5500 or 1-800-387-0825
Facsimile: 416-368-2502
email: inquiries@cibcmellon.com

THE TORONTO-DOMINION BANK
FORM OF PROXY – COMMON SHARES
Annual Meeting of Common Shareholders – March 23, 2005

The undersigned holder of common shares of THE TORONTO-DOMINION BANK hereby appoints JOHN M. THOMPSON, Chairman of the Board, or failing him, W. EDMUND CLARK, President and Chief Executive Officer or instead of either of them,

.................................................... as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and in the name of and on behalf of the undersigned in respect of all matters that may come before the ANNUAL MEETING OF COMMON SHAREHOLDERS OF THE BANK TO BE HELD ON THE 23rd DAY OF MARCH, 2005 and any adjournment(s) thereof.

The said proxyholder is hereby specifically directed to vote for or against or to withhold from voting as indicated below:

The Directors recommend Shareholders vote FOR the matters below. Unless otherwise specified, the proxyholders designated by management in this form of proxy intend to vote FOR:

		Vote for	Withhold from voting		Vote for	Withhold from voting
1.	Election of Directors
	William E. Bennett Hugh J. Bolton John L. Bragg W. Edmund Clark Marshall A. Cohen Wendy K. Dobson Darren Entwistle Donna M. Hayes Henry H. Ketcham	☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐	Pierre H. Lessard Harold H. MacKay Brian F. MacNeill Roger Phillips Wilbur J. Prezzano William J. Ryan* Helen K. Sinclair John M. Thompson	☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐
					Vote for	Withhold from voting
2.	Appointment of Auditors named in the Management Proxy Circular				☐	☐

The Directors recommend Shareholders vote AGAINST the matters below. Unless otherwise specified, the proxyholders designated by management in this form of proxy intend to vote AGAINST:

		Vote for	Vote against			Vote for	Vote against
3. 4. 5. 6.	Shareholder Proposal A Shareholder Proposal B Shareholder Proposal C Shareholder Proposal D	☐ ☐ ☐ ☐	☐ ☐ ☐ ☐	7. 8. 9.	Shareholder Proposal E Shareholder Proposal F Shareholder Proposal G	☐ ☐ ☐	☐ ☐ ☐

The description of the Shareholder Proposals is set out in Schedule A of the accompanying Management Proxy Circular.

Date	Shareholder's Signature

Note: A space has been designated for a date. If it is not dated in the space, this Form of Proxy is deemed to bear the date on which it was mailed to the Shareholder.

A Shareholder has the right to appoint a person other than those designated above by inserting the name of such other person in the space provided above or by completing another proper form of proxy. Subject to the provisions of the Bank Act (Canada) the shares represented by this proxy will be voted for or against or withheld from voting in accordance with the instructions given herein. This proxy confers authority to the proxyholder to vote as he or she feels fit in respect of each matter set forth above if no choice is specified and to vote in his or her discretion in respect of any amendments or other matters that may properly come before the Meeting and any adjournment(s).

This Form of Proxy is solicited on behalf of management.

PLEASE COMPLETE AND RETURN IN THE ENVELOPE PROVIDED OR FAX TO CIBC MELLON TRUST COMPANY AT (416) 368-2502.

Request for Quarterly Reports

The Toronto-Dominion Bank's quarterly reports to shareholders are available at http://www.td.com/investor/earnings.jsp, but if you wish to receive quarterly reports for the next year by mail, please mark this box. If you do not mark the box, or do not return this form, you will NOT receive these reports by mail.  ☐

*
Mr. William J. Ryan, Chairman, President and Chief Executive Officer of Banknorth Group, Inc. (Banknorth) is expected to join the Board of Directors of the Bank upon the completion of the Bank's acquisition of 51% of the outstanding shares of Banknorth. The appointment of Mr. Ryan to the Board and his nomination for election as a director of the Bank at the meeting was agreed to in the merger agreement dated as of August 25, 2004, among the Bank, Banknorth and others, and is contingent upon the completion of the transaction, which, subject to shareholder and regulatory approvals, is expected to occur in March, 2005. Accordingly, if the transaction has not been completed by the date of the meeting, the nomination of Mr. Ryan will be withdrawn. For more information about Mr. Ryan, please see the Management Proxy Circular.

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FORM 6-K SIGNATURES
LETTER TO SHAREHOLDERS
Notice of Annual Meeting of Common Shareholders of The Toronto-Dominion Bank
Management Proxy Circular
VOTING INFORMATION
BUSINESS OF THE MEETING
DIRECTOR NOMINEES
COMPENSATION OF DIRECTORS
CORPORATE GOVERNANCE
EXECUTIVE COMPENSATION SUMMARY COMPENSATION TABLE
OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED CALENDAR YEAR
AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED CALENDAR YEAR AND CALENDAR YEAR-END OPTION/SAR VALUES
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
PENSION ARRANGEMENTS PENSION PLAN TABLE
FIVE YEAR TOTAL SHAREHOLDER RETURN COMPARISON
CUMULATIVE VALUE OF A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS
INDEBTEDNESS OF DIRECTORS AND OFFICERS
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
DIRECTORS' APPROVAL
SCHEDULE A SHAREHOLDER PROPOSALS
SCHEDULE B CORPORATE GOVERNANCE PROCEDURES
FORM OF PROXY - COMMON SHARES